                                1,700,000 Shares


                                [ERGOBILT LOGO]

                                  Common Stock

                               ------------------

     All of the shares of Common Stock offered hereby are being sold by ErgoBilt, Inc. (the "Company"). Prior to this offering, there has been no public market for the Common Stock. For information relating to the factors to be considered in determining the initial public offering price, see "Underwriting." The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "ERGB."


                               ------------------

   SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS FOR A DISCUSSION
     OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS
                      OF THE COMMON STOCK OFFERED HEREBY.

                               ------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR
  ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
                                           PRICE TO          UNDERWRITING DISCOUNT         PROCEEDS TO
                                            PUBLIC             AND COMMISSIONS(1)           COMPANY(2)
-------------------------------------------------------------------------------------------------------------
Per Share........................           $7.00                     $.56                    $6.44
-------------------------------------------------------------------------------------------------------------
Total(3).........................        $11,900,000                $952,000               $10,948,000
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------



(1) Does not reflect additional compensation to the Underwriters in the form of warrants granted to the Representatives to purchase 170,000 shares of Common Stock at a price of 120% of the price to public exercisable over a period of four years commencing one year from the date of this prospectus ("Representatives' Warrants"). In addition, the Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."



(2) Before deducting estimated expenses of $878,000 payable by the Company, including the Representatives' non-accountable expense allowance.



(3) The Company has granted the Underwriters a 45-day option to purchase up to an additional 255,000 shares of Common Stock, solely to cover over-allotments, if any. See "Underwriting." If the Underwriters exercise this option in full, then the total price to public, underwriting discount and proceeds to Company will be $13,685,000, $1,095,000 and $12,590,000, respectively.


                               ------------------


     The shares of Common Stock are offered severally by the Underwriters named herein subject to receipt and acceptance by them, and subject to their right to reject any order in whole or in part. It is expected that certificates representing the shares will be ready for delivery at the offices of Cruttenden Roth Incorporated, Irvine, California, on or about February 5, 1997.


                               ------------------

CRUTTENDEN ROTH                             PRINCIPAL FINANCIAL SECURITIES, INC.
       INCORPORATED


                The date of this Prospectus is February 3, 1997.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

ERGOBILT INC
ERGONOMICS



            [GRAPHIC IMAGE OF DA VINCIS' DRAWING OF A HUMAN MALE]


"Sitting is blamed for most of the lower back pain that strikes 90% of Americans sooner or later at an estimated cost of $70 billion a year."

                                     The Wall Street Journal, September 12, 1995



"Almost two thirds of all occupational illnesses are for culminative trauma... almost 40% of all the workers' compensation dollars go to pay for back and upper extremity injuries."

                                Dr. Roger Stephens, Director of Ergonomics, OSHA



"Repetitive stress injuries -- RSIs -- have become the workplace curse of the '90s...[and] cost companies an estimated $100 billion a year."

                                                      USA Today, January 9, 1997
from space to the workplace
                                                                    ERGOBILT INC
                                    A SAMPLING OF ERGONOMIC PRODUCT APPLICATIONS


                  -----------------------------------------
                  PHOTOGRAPH OF ASTRONAUT FLOATING IN SPACE
                  -----------------------------------------

Gemini Astronaut 6/3/65 Photo Courtesy of NASA

          ---------------------------------------------------------
          DIAGRAM OF HUMAN BODY OUTLINE SEATED IN DIAGRAM OF CHAIR,
                 SURROUNDED BY SIX EQUATIONS AND 10 DEGREES.
          ---------------------------------------------------------

--------------------------------------------------------------------------------
NASA studies reveal that, in the absence of gravity, the "human body automatically assumes and indefinitely maintains a singular, characteristic posture."

This body posture can be mathematically defined through a series of specific measurements.

"To force other postures on the body..., frequently leads to discomfort, fatigue, and inefficiency."

NASA Reference Publication 1024
--------------------------------------------------------------------------------

By adapting NASA findings, seating and work stations have been engineered to allow each user to emulate the same single characteristic posture.

--------------------------------------------------------------------------------
"As the body moves toward a more open trunk-to-thigh alignment, muscle tension in key muscle groups (including the neck, shoulders, and lower back) is reduced significantly."

                                                             - Dr. Steve Brooks,
                                                                     Neurologist
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Partial listing of the media coverage on the BodyBilt chair. Listing of these publications is not meant to imply endorsements therefrom of any kind.

ENTERTAINMENT TONIGHT                    WINDOWS MAGAZINE
WASHINGTON POST                          GOOD MORNING AMERICA
NEW YORK DAILY NEWS                      INVESTOR'S BUSINESS DAILY
PEOPLE MAGAZINE                          LOS ANGELES TIMES
CBS THIS MORNING                         WIRED MAGAZINE
NEWSWEEK                                 TEXAS BUSINESS MAGAZINE
NEW YORK TIMES                           CRAIN'S SMALL BUSINESS
CONSUMER REPORTS                         COMPUTER USER
NBC TODAY SHOW                           DALLAS MORNING NEWS
USA TODAY                                CHICAGO SUN TIMES
WALL STREET JOURNAL                      PC WORLD
--------------------------------------------------------------------------------


                    -------------------------------------
                    PHOTOGRAPH OF SCULPT(TM) CONTOUR SEAT
                    -------------------------------------

--------------------------------------------------------------------------------
A study by the Internal Revenue Service Austin Service Center showed an 8% increase in productivity when using the company's chairs.

A study by the Safety Department of Lockheed Austin Division experienced a 12% increase in productivity and identified the company's chairs as the highest ranked contributing factor.
--------------------------------------------------------------------------------

                      -----------------------------------
                        PHOTOGRAPH OF EXECUTIVE SERIES
                      10 POINT POSTURE CONTROL(TM) CHAIR
                      -----------------------------------

                    -------------------------------------
                    PHOTOGRAPH OF LINEAR TRACKING(TM) ARM
                    -------------------------------------

--------------------------------------------------------------------------------
BodyBilt Seating's Linear Tracking(TM) Arms cradle and move with your arms to provide support when typing, mousing or writing.
--------------------------------------------------------------------------------

                       -------------------------------
                       PHOTOGRAPH OF X-TENSION(TM) ARM
                       -------------------------------

                      ----------------------------------
                      PHOTOGRAPH OF *BUTTERFLY(TM) BOARD
                      ----------------------------------

                       --------------------------------
                       PHOTOGRAPH OF *POWER STATION(TM)
                       --------------------------------


* Subject to acquisition pursuant to a letter of intent. See "Recent Developments."

--------------------------------------------------------------------------------
"There is no reason to keep work surfaces flat, and they should probably be tilted to accommodate the visual angles."

                                                 NASA Reference Publication 1024
--------------------------------------------------------------------------------

                      ---------------------------------
                      PHOTOGRAPH OF AIR LUMBAR(TM) PUMP
                      ---------------------------------

--------------------------------------------------------------------------------
"Significant reductions in the muscle stresses of the lower back, neck, shoulders, and forearms will both increase worker comfort and help reduce susceptibility to chronic back pain and other cumulative trauma disorders."

                                                       - Dr. Stewart R. Leavitt,
                                                                      Ph.D., CIE
                                                                      Ergonomist
--------------------------------------------------------------------------------

                                     ----
                                     ERGB
                                     ----




10 Point Posture Control(TM), Linear Tracking(TM), Air Lumbar(TM), X-Tension(TM), and Sculpt(TM) Contour are trademarks of Ergobilt, Inc and or its companies. Butterfly(TM) and Power Station(TM) are trademarks of Metamorphosis Design & Development Inc.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this prospectus. Except as otherwise specified, the information in this prospectus (i) gives effect to an aggregate of 2,770-for-1 splits of Common Stock paid as dividends through January 31, 1997; (ii) gives effect to the merger of ErgoBilt, Inc. ("ErgoBilt") with BodyBilt Seating, Inc. ("BodyBilt"), which will occur contemporaneously with the closing of this offering (the "Merger"), which is accounted for as a purchase; (iii) gives effect to a change in the par value of the Common Stock to $.01 per share; and (iv) assumes the Underwriters' over-allotment option is not exercised. Since its incorporation in 1995, ErgoBilt's operations have consisted primarily of providing advertising and marketing services to BodyBilt, and ErgoBilt's assets and results of operations are not significant to the combined operations on a going forward basis. Accordingly, except where noted, the financial information presented in the "Summary Historical and Pro Forma Financial and Operating Data," "Selected Financial Data," "Selected Pro Forma Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" relates solely to the historical operations of BodyBilt. All references in this prospectus to the "Company" include ErgoBilt and BodyBilt, unless otherwise indicated. See "The Reorganization."


                                  THE COMPANY

     The Company is a rapidly-growing developer, manufacturer and marketer of customized, high-end ergonomic office products that re-engineer the workplace and the home office by scientifically minimizing physical stress imposed upon the human body. Its current product line primarily consists of four series of premium-priced, ergonomic office chairs, marketed under the BodyBilt(R) tradename, that can be customized through proprietary modular designs to meet the needs of each customer.


     The Company has positioned itself to capitalize on consumer trends, possible government regulation and recent national publicity, which have increased the awareness of and desire for ergonomic products in the workplace and the home office. The Company intends to use its current product line as a platform to develop and acquire complementary ergonomic products. Such products may include workstations, computer work surfaces, executive office side chairs and a second line of ergonomic chairs priced to appeal to a broader market segment. The Company's objective is to become "the primary source" for ergonomic products for the workplace and the home office.


     BodyBilt(R) chairs are based on research conducted by the National Aeronautics and Space Commission ("NASA") conducted during its SkyLab missions that identified the least stressful body position for astronauts during extended missions in space. BodyBilt(R) chairs have a 10-Point Posture Control(TM) system that allows each individual user to assume a posture similar to the stress-free posture of astronauts in space. BodyBilt(R) chairs have received national publicity in newspapers, magazines and television, including the New York Times, Wall Street Journal, People magazine, Entertainment Tonight, The CBS Morning Show and The Tonight Show. As a result, the Company believes that BodyBilt(R) chairs enjoy a relatively high degree of brand recognition and consumer awareness.

     MARKET TRENDS. The Company believes that certain trends in the workplace have expanded the market opportunity for ergonomic office products. First, increased reliance on personal computers has resulted in workers spending more time in a constantly seated position. A result has been a significant increase in the number of work-related employee injury claims and lost employee time from
(i) back and upper extremity injuries, which account for approximately 40% of all workers' compensation dollars, and (ii) repetitive stress injuries or "RSI," including carpal tunnel syndrome, which affects approximately 22% of seated workers. Second, the Occupational Safety and Health Administration ("OSHA") has required employers to provide safe work environments, which may include the acquisition of ergonomic office products. Third, the emergence of the corporate "telecommuter" has produced significant growth in the number of home offices, now estimated at 41.1 million in the United States alone. These trends suggest an opportunity for the Company to grow by increasing its market penetration of the corporate community and by expanding its marketing, sales and distribution directly to end users.

     COMPETITIVE STRENGTHS. The Company believes that it is well-positioned to capitalize profitably on the expanding ergonomic office furniture market segment. The Company's competitive strengths include: (i) the modular design and interchangeable components of BodyBilt(R) chairs permit customization to each individual's specifications, and the chairs' mechanisms allow adjustment to fit changing individual needs; (ii) the Company's manufacturing, marketing, sales, distribution and customer service operations are equipped to handle efficiently small customized orders, the traditional mainstay of the ergonomic business;
(iii) orders are generally processed, manufactured and delivered in four weeks or less, approximately half the time normally required by large companies; (iv) the use of interchangeable components allows on-site service and repair; and (v) by targeting its marketing efforts to corporate ergonomists and health, human services and safety managers, rather than traditional facilities or purchasing managers, the Company has been able to establish a market niche in which it believes it is difficult for large office furniture producers to compete effectively.

     GROWTH STRATEGY. The Company believes its growth has been driven by increasing market acceptance of ergonomics and its success in (i) providing superior quality products and service; (ii) expanding its direct sales force;
(iii) upgrading the quality of its independent sales representative firms; and
(iv) educating consumers about the benefits of ergonomics and the solutions provided by the Company's products. The Company has developed a strategy to continue to grow and to achieve its objective of becoming "the primary source" for ergonomic products for the workplace and the home office. The key elements of this strategy include (i) increase market penetration by expanding its direct sales force; (ii) broaden the product line by developing or acquiring other ergonomic products; (iii) develop new distribution channels, including telemarketing, catalog sales and the use of the Internet; and (iv) build consumer recognition for ergonomic products.

                                  THE OFFERING


Common Stock offered by the Company........................  1,700,000 shares
Common Stock to be outstanding after the offering..........  5,956,000 shares(1)
Use of proceeds............................................  To pay the cash portion of the Merger consideration, borrowings for S
                                                             Corporation distribution made in
                                                             connection with the Merger and related
                                                             expenses, to repay certain indebtedness,
                                                             to fund the non-contingent cash portion of
                                                             the purchase price for certain
                                                             intellectual property described under
                                                             "Recent Developments" and for other gen-
                                                             eral corporate purposes.
Nasdaq National Market symbol..............................  ERGB


---------------


(1) Includes 705,085 shares of Series A Preferred Stock that are convertible into shares of Common Stock in the ratio that the Common Stock's initial public offering price bears to its average closing price for the 30 trading days immediately preceding the date on which notice of conversion is delivered to the Company, but not less than one. See "Description of Capital Stock -- Series A Preferred Stock." Excludes 400,000 shares of Common Stock reserved for issuance under the Company's stock option plan, 170,000 shares of Common Stock subject to the Representatives' Warrants and up to 51,000 shares of Common Stock subject to a lender's warrant (the "Lender's Warrant"). See "Management -- Stock Option Plan," "Shares Eligible for Future Sale," "Underwriting" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Credit Facilities."


                             ---------------------

     The Company was incorporated as the Chafferton Company, Inc. in 1995 to provide advertising and marketing services to BodyBilt, a manufacturer of premium-priced, ergonomic office chairs since 1988. Simultaneously with the closing of this offering, the Company will use a portion of the proceeds to complete its Merger with BodyBilt. The Company's principal executive offices are located at 5000 Quorum Drive, Dallas, Texas 75240, and its telephone number is
(972) 233-8504.

         SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

     The financial information presented below is derived from the financial statements of BodyBilt. The pro forma data is unaudited and presents financial information of the Company.


                                                                              NINE MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,                SEPTEMBER 30,
                               --------------------------------------------   -----------------
                                1991     1992     1993     1994      1995      1995      1996
                               ------   ------   ------   -------   -------   -------   -------
                                     (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
INCOME STATEMENT DATA:
  Sales......................  $2,484   $4,448   $6,535   $ 9,189   $13,672   $ 9,251   $12,553
  Cost of sales..............   1,380    2,053    3,237     4,789     7,218     5,080     6,617
                               ------   ------   ------   -------   -------   -------   -------
  Gross profit...............   1,104    2,395    3,298     4,400     6,454     4,171     5,936
  Selling, general and
     administrative
     expenses................     914    1,353    2,164     3,266     4,555     3,107     4,082
                               ------   ------   ------   -------   -------   -------   -------
  Operating income...........     190    1,042    1,134     1,134     1,899     1,064     1,854
  Interest expense and other,
     net.....................      --       14       24        24        20        50       108
                               ------   ------   ------   -------   -------   -------   -------
  Income before income
     taxes...................     190    1,028    1,110     1,110     1,879     1,014     1,746
  Income tax expense.........      --       46       50        50        85        42        40
                               ------   ------   ------   -------   -------   -------   -------
  Net income.................  $  190   $  982   $1,060   $ 1,060   $ 1,794   $   972   $ 1,706
                               ======   ======   ======   =======   =======   =======   =======
PRO FORMA DATA:
  Pro forma net income(1)........................................   $   885             $   698
  Pro forma earnings per share...................................   $   .16             $   .13
  Pro forma shares outstanding(2)................................     5,534               5,534

OPERATING DATA:
  Units sold.................   5,262    8,882   13,549    18,946    25,759    17,401    22,248



                                                                    SEPTEMBER 30, 1996
                                                              ------------------------------
                                                              PRO FORMA(3)    AS ADJUSTED(4)
                                                              ------------    --------------
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital...........................................    $(4,106)         $ 5,889
  Total assets..............................................     20,850           22,687
  Long-term debt, including current portion.................      1,596            1,521
  Shareholders' equity......................................     10,172           20,242


---------------

(1) The unaudited pro forma adjustments reflect the adjustments necessary to (i) combine the results of operations and financial position of ErgoBilt with BodyBilt; (ii) recognize goodwill associated with the acquisition of BodyBilt; and (iii) recognize tax expense related to BodyBilt as if its S corporation status had terminated at the beginning of the period presented. See "Selected Pro Forma Financial Data."


(2) The computation of pro forma shares outstanding is based on 4,256,000 weighted average shares of Common Stock outstanding and 1,278,000 shares assumed to be issued at an initial public offering price of $7.00 per share (after deducting the underwriting discount and the Representatives' non-accountable expense allowance) to (i) fund payments of $7.2 million to BodyBilt Shareholders (as defined herein) and (ii) pay approximately $850,000 of indebtedness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Credit Facilities." The computation of pro forma shares outstanding excludes an additional 422,000 shares to be sold in the offering, the proceeds of which may be used to fund the non-contingent cash portion of the purchase price for certain intellectual property and for other general corporate purposes. See "Use of Proceeds."


(3) Assumes that the Merger was completed on September 30, 1996, and that the cash consideration to be paid (including an S corporation distribution of approximately $4.4 million) is reflected as a reduction of working capital. Approximately $13.2 million of goodwill is recorded as a result of the Merger.


(4) As adjusted to reflect the sale of 1,700,000 shares of Common Stock by the Company and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     In addition to the other information contained in this prospectus, prospective investors should consider the following factors in evaluating the Company and its business before purchasing any of the shares of Common Stock offered hereby. This prospectus contains forward looking statements that involve risks and uncertainties. The Company's actual results may differ materially from those discussed in the forward looking statements.

     NEW MARKET SEGMENT. The application of ergonomic principles to the design of office furniture and other products is a relatively new concept, and public awareness of the science and application of ergonomics is in its infancy. As with any new industry, there is limited data or industry guidelines to validate the potential market demand or product acceptance. The Company's objective to become "the primary source" for ergonomic office products in a developing market segment could pose significant risks to the Company. There can be no assurance that this market segment will develop or that the Company will be successful in manufacturing or marketing ergonomic office furniture.

     COMPETITION. The Company faces significant competition in the office furniture market. Existing and future competitors within the office furniture industry offer or may offer ergonomic products. Many of these competitors have greater financial and other resources, and offer a broader product line, than the Company. There is also competition from numerous small ergonomic furniture companies. BodyBilt(R) chairs compete on the basis of quality, health benefits, comfort, service, price, design and durability. Competitive pressures could result in increased price competition or in the introduction of new ergonomic office furniture by the Company's competitors, which could have a material adverse effect on the Company's results of operations.

     MANAGEMENT OF EXPANDING OPERATIONS. The Company's operations have expanded significantly in recent years. This expansion has placed, and is expected to continue to place, significant demands on the Company's administrative, operational and financial personnel and systems. There can be no assurance that the Company will be able to manage its growth effectively, including the improvement and implementation of the Company's financial and management information systems and the recruitment and retention of key employees. The Company's failure to do so could have a material adverse effect on the Company's results of operations, including its ability to expand its operations successfully or to maintain its present level of profitability.

     PRODUCT CONCENTRATION. At the present time, the Company's products primarily consist of four series of premium-priced, ergonomic office chairs marketed under the BodyBilt(R) tradename. Until additional products are developed or acquired, or the Company has entered into joint ventures or established strategic alliances to market other ergonomic products, the Company is subject to the risk that demand for its existing products may be diminished by changing market conditions, consumer preferences or competition, which could have a material adverse effect on the Company's results of operations. There can be no assurance that the Company will be able to develop or acquire additional ergonomic products or enter into joint ventures or establish strategic alliances to market ergonomic products compatible with its existing products. In addition, the expansion of the Company's product offerings to include an additional line of ergonomic chairs, if achieved, could diminish the demand for the Company's present line of BodyBilt(R) chairs.

     MARKET EXPANSION AND NEW DISTRIBUTION CHANNELS. The Company's products are currently sold in several specific geographic markets in the United States. Although the Company expects to expand into new markets, the Company's expansion may meet market resistance or require substantial consumer education for market acceptance. The Company also intends to expand its direct sales force, further penetrate the retail sector and open new channels of distribution, such as telemarketing, catalog sales and the use of the Internet, for which the Company may incur substantial costs. There can be no assurance that the Company can attract, train and manage a geographically-diverse, direct sales force, penetrate new markets or develop new channels of distribution or that these strategies will result in increased revenues or profitability.

     POSSIBLE FUTURE BUSINESS COMBINATIONS. The Company's growth strategy includes possible future acquisitions, joint ventures and strategic marketing alliances to broaden its product line. There can be no assurance that the Company will be able to identify, acquire and integrate, or enter into joint ventures or strategic marketing alliances with, complementary businesses on a profitable basis. Furthermore, the

Company's ability to make acquisitions or enter into joint ventures or strategic alliances may depend upon its ability to obtain financing on acceptable terms. There also may be significant competition from large furniture companies to acquire smaller ergonomic office furniture companies, and there can be no assurance that such acquisitions will be available to the Company on acceptable terms.

     LIMITED OPERATING HISTORY. BodyBilt has manufactured and marketed ergonomic office furniture since 1988. ErgoBilt has only conducted operations since June 1995, consisting primarily of providing advertising and marketing services to BodyBilt. Although Gerald McMillan, Chairman of the Board of Directors of the Company, was an affiliate of BodyBilt from 1991 to 1996, and there is continuity of key personnel of BodyBilt, certain members of the Company's senior management have only recently become associated with the Company. There can be no assurance that this management will be able to manage the combined companies after the Merger or to implement the Company's growth strategy effectively. See "The Reorganization," "Business -- Growth Strategy" and "Management."

     DEPENDENCE ON KEY PERSONNEL. The Company's future success will depend on the continued efforts of Gerald McMillan, Chairman of the Board of Directors of the Company, Gerard Smith, President and Chief Executive Officer, Drew Congleton, Executive Vice President and National Sales Manager of BodyBilt, Bob Schubert, Controller and Director of Human Resources and Safety of BodyBilt, and Matt Prochaska, Director of Plant Operations of BodyBilt. Messrs. McMillan, Smith and Congleton each has a three-year employment agreement with the Company. In addition, the Company has agreed to enter into a two-year consulting agreement with Mark McMillan, the President of BodyBilt, who will become a consultant, director and principal shareholder of the Company. The Company does not have key employee life insurance on any of its senior management. The loss of the services of one or more key personnel could have a material adverse effect on the Company's results of operations. The Company's success also depends on its ability to retain its key management, marketing and sales personnel and to attract and retain qualified personnel at a reasonable cost. There can be no assurance that the Company will be successful in attracting and retaining such personnel. See "Management."

     DEPENDENCE ON SUPPLIERS. While the Company's strategy is to maintain multiple sources of supply, the Company's largest supplier, Leggett & Platt, Inc., is currently the only source of a key component for BodyBilt(R) chairs. While the Company has not had any adverse experience with this supplier, the Company has no binding supply contract with Leggett & Platt, Inc. Until alternative supply sources are identified, the Company could be subject to pricing risks, delivery delays and quality control problems, which could have a material adverse effect on the Company's results of operations.


     DEPENDENCE ON KEY INDEPENDENT SALES REPRESENTATIVES. Independent sales representatives accounted for approximately 36% and 33% of sales for the year ended December 31, 1995, and the nine months ended September 30, 1996, respectively. One sales representative accounted for approximately 17% and 16% of sales during these periods. Although the Company has contracts with independent sales representatives, these contracts are generally terminable by the representatives upon 30 days' notice. Although the Company intends to continue expanding its direct sales force and reducing its dependence on independent sales representatives, the loss of certain key independent sales representatives could have a material adverse effect on the Company's results of operations.


     DEPENDENCE ON SOLE MANUFACTURING FACILITY. The Company manufactures BodyBilt(R) chairs at one facility in Navasota, Texas. Although the Company maintains $2.0 million of business interruption insurance on this facility, a lengthy interruption of its manufacturing operations would have a material adverse effect on the Company's results of operations.

     PRODUCT LIABILITY. The Company may be subject to product liability claims as a result of alleged product design or manufacturing defects or failure to provide appropriate literature warnings or directions with its products. The Company also could be liable for product liability claims for defective products as a result of its participation in the distribution of products, even if the Company did not actually design, manufacture or assemble the products or components. Although the Company has not experienced any material loss due to product liability claims to date and currently maintains product liability insurance coverage that it considers appropriate, there can be no assurance that the amount or scope of the coverage maintained by the Company will be adequate to protect it in the event a significant product liability claim is asserted successfully.

     WARRANTY LIABILITY. Various components of BodyBilt(R) chairs are warranted against defects in materials or work quality for up to seven years. The Company has not experienced any material loss from warranty claims to date and does not maintain a reserve for such claims. There can be no assurance, however, that material warranty claims will not be asserted in the future.

     VARIABLE RESULTS OF OPERATIONS. The Company's revenues and results of operations fluctuate substantially from period to period depending on such factors as the timing of significant customer orders, the timing of revenue and cost recognition, changes in customer buying patterns and trends in the economy of the geographic markets in which the Company operates. Any unfavorable changes in these or other factors could have a material adverse effect on the Company's quarterly or annual results of operations. The Company's new customers typically take three months or more from initial inquiry to order, during which time they may experience competing capital budget considerations, making the timing of customer orders subject to fluctuation and difficult to predict. There can be no assurance that the Company will be able to sustain its profitability on either a quarterly or annual basis.


     CONTROL BY INSIDERS. Following completion of this offering, the Company's directors, executive officers and their affiliates will control approximately 61.3% of the Company's outstanding voting securities and will be in a position to elect the Company's directors and officers, to control the policies and operations of the Company and to determine the outcome of corporate transactions or other matters submitted for shareholder approval. These matters may include mergers, consolidations, the sale of the Company's assets or a change in control of the Company. In addition, the Company and its principal shareholders have entered into a voting agreement pursuant to which the parties have agreed to vote all shares of ErgoBilt stock that they hold to elect designated individuals to the Board of Directors commencing immediately after the Merger closes. See "Management," "Principal Shareholders" and "Description of Capital Stock."



     BENEFITS OF OFFERING TO CERTAIN SHAREHOLDERS. Of the net proceeds of this offering, approximately $2.8 million will be used to pay the cash portion of the Merger Consideration (as defined herein) and approximately $4.4 million will be used to repay borrowings for the S corporation distribution made in connection with the Merger. In addition, the Company intends to use a portion of the proceeds to repay one-half of the principal (approximately $250,000), plus all accrued interest on the Convertible Note, for which the Chairman of the Board of Directors has pledged certain collateral as security, and to repay a $75,000 loan from another BodyBilt Shareholder. Approximately $225,000 of the net proceeds of this offering will be used to fund the purchase by the Company of shares of Common Stock from a principal shareholder of the Company to enable the Company to deliver shares upon conversion of one-half of the principal balance of the Convertible Note. Upon the closing of this offering, the Convertible Note will be repaid in full and the pledged collateral will be released. Approximately $300,000 of the net proceeds of this offering will be used to pay certain obligations to a company wholly-owned by Mark McMillan, the President of BodyBilt, who will become a consultant, director and principal shareholder of the Company, for consulting services related to the Merger and this offering. Following the closing of this offering, the Company anticipates that the existing BodyBilt line of credit will be replaced with a line of credit established by the Company, the terms of which will be substantially similar to the existing BodyBilt line of credit, and the personal guarantees of Mark McMillan on the existing BodyBilt line of credit will be released. The Chairman of the Board of Directors has secured certain payment obligations of ErgoBilt to its President and Chief Executive Officer under the President's Consulting Services Agreement by pledging stock of an unrelated company. Upon completion of the offering, these payment obligations of ErgoBilt will be fully satisfied and the pledged collateral released. Accordingly, approximately $7.8 million, or 77.5%, of the net proceeds from this offering will directly or indirectly be paid to the BodyBilt Shareholders (as defined herein). See "Use of Proceeds," "Certain Transactions" and "Principal Shareholders."



     SHARES ELIGIBLE FOR FUTURE SALE. Upon completion of this offering and the Merger, the Company will have outstanding 705,085 shares of Series A Preferred Stock and 5,250,915 shares of Common Stock, assuming an initial public offering price of $7.00 per share. The 1,700,000 shares sold in this offering may be publicly offered and sold without restriction unless they are purchased by affiliates of the Company. Shares of

Common Stock outstanding prior to completion of this offering and all shares of Series A Preferred Stock and Common Stock to be issued upon completion of the Merger will be "restricted securities" under the Securities Act of 1933, as amended (the "Securities Act"). These "restricted securities" may be sold only if they are registered under the Securities Act or pursuant to an applicable exemption from the registration requirements of the Securities Act, including Rule 144 thereunder. The Company, its executive officers, directors and current and future principal shareholders have agreed that they will not, directly or indirectly, sell or otherwise dispose of any of such shares for a period of 180 days after the date of this prospectus, without the prior written consent of Cruttenden Roth Incorporated, on behalf of itself and Principal Financial Securities, Inc., as representatives of the Underwriters (the "Representatives"). These shareholders have certain demand, "piggyback" and shelf registration rights. There are also (i) 400,000 shares of Common Stock reserved for issuance under the Company's stock option plan, (ii) 170,000 shares of Common Stock subject to the Representatives' Warrants and (iii) up to 51,000 shares of Common Stock subject to the Lender's Warrant. The Company intends to file a registration statement on Form S-8 covering sales of shares issued upon exercise of any securities issued under its stock option plan. Certain demand and "piggy-back" registration rights have been granted with respect to the Representatives' Warrants and the Lender's Warrant. See "Shares Eligible for Future Sale."


     No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sales, will have on the market price of the Common Stock. The sale of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock. See "Shares Eligible for Future Sale."


     DILUTION. This offering will result in immediate and substantial dilution in net tangible book value of $5.82 per share to new investors, which amount represents the difference between the pro forma net tangible book value per share after this offering and an assumed initial public offering price of $7.00 per share. See "Dilution."


     ANTI-TAKEOVER PROVISIONS. The Company's Restated Articles of Incorporation and Amended and Restated Bylaws contain, among other things, provisions prohibiting shareholder action by written consent, limiting the removal of directors except for cause, providing specified notice for shareholders meetings and limiting the right of shareholders to call special meetings. Additionally, the Company's Amended and Restated Bylaws require the affirmative vote of two-thirds of the outstanding voting stock or the Board of Directors to consummate a business combination with a "related person." The Company's Restated Articles of Incorporation also authorize shares of undesignated, series preferred stock with respect to which the Board of Directors has the power to fix the rights and preferences without any further vote or action by the shareholders. The Company intends to issue Series A Preferred Stock in connection with the Merger. Such provisions could have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of, and the voting and other rights of the holders of, Common Stock. In addition, ErgoBilt and certain current and future principal shareholders of ErgoBilt and their affiliates have entered into a voting agreement pursuant to which the parties have agreed, among other things, to vote all shares of stock of ErgoBilt held by them to elect designated individuals to the Board of Directors commencing immediately after the closing of the Merger (the "Voting Agreement"). See "Principal Shareholders."

     ABSENCE OF PRIOR PUBLIC MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE. Prior to this offering, there has been no public market for the Common Stock. Although the Common Stock has been approved for quotation on the Nasdaq National Market, there can be no assurance that an active market will develop or be sustained following this offering. The initial public offering price for the shares of Common Stock sold in this offering was determined through negotiations between the Company and the Representatives and may not necessarily reflect the market price for the Common Stock following this offering. Market prices for the Common Stock following this offering will be influenced by a number of factors, including the Company's operating results and other factors affecting the Company specifically and the furniture industry and financial markets generally, as well as the depth and liquidity of the market for the Common Stock. In recent years, stock market volatility has had a significant effect on the market prices of securities issued by some companies for reasons unrelated to their operating performance. See "Underwriting."

     ACTUAL RESULTS MAY DIFFER FROM FORWARD LOOKING STATEMENTS. Statements in this prospectus that reflect projections or expectations of future financial or economic performance of the Company, and statements of the Company's plans and objectives for future operations, including those relating to the Company's products and services, are "forward looking" statements. No assurance can be given that actual results or events will not differ materially from those projected, estimated, assumed or anticipated in any such forward looking statements. Important factors that could result in such differences, in addition to the risk factors identified above, include: general economic conditions in the Company's markets, including inflation, recession, interest rates and other economic factors; casualty to or other disruption of the Company's production facility and equipment; delays and disruptions in the shipment of the Company's products and raw materials; disruption of operations and other factors that generally affect businesses.

                               THE REORGANIZATION


     ErgoBilt has entered into a merger agreement, dated August 19, 1996 (the "Merger Agreement"), with BodyBilt and its three shareholders, Mark McMillan, Drew Congleton and Dr. Richard Troutman (collectively, the "BodyBilt Shareholders"). The Merger Agreement provides for the Merger of BodyBilt into a wholly owned subsidiary of the Company, to be completed contemporaneously with the closing of this offering. As consideration for the Merger, the BodyBilt Shareholders will receive $17.6 million payable in a combination of cash ($7.2 million), 780,630 shares of Common Stock valued at $5.46 million and 705,085 shares of Series A Preferred Stock valued at $4.94 million, assuming an initial public offering price of $7.00 per share (collectively, the "Merger Consideration"). The rights and preferences of the Series A Preferred Stock are described under "Description of Capital Stock -- Series A Preferred Stock." The shares of Common Stock and Series A Preferred Stock to be issued to the BodyBilt Shareholders pursuant to the Merger Agreement will be issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act. The Merger is to be accounted for as a purchase. The cash portion of the Merger Consideration will be reduced by the S corporation distribution of approximately $4.4 million to be made to the BodyBilt Shareholders prior to the Merger. The Merger Agreement prohibits the BodyBilt Shareholders and their affiliates from competing with the Company for three years after the Merger.


     The Merger Agreement requires that Messrs. Troutman and Congleton be elected to the Company's Board of Directors and that Gerald McMillan and Gerard Smith deliver written agreements not to remove Messrs. Troutman and Congleton as directors except for cause. The Merger Agreement grants Dr. Troutman the right to nominate his successor in the event of his resignation, requires that Gerald McMillan remain a director and requires that all other nominees to the board be approved by either Mark McMillan or Drew Congleton. Mark McMillan will become a consultant, director and principal shareholder of the Company. ErgoBilt and certain current and future principal shareholders of ErgoBilt and their affiliates have entered into a Voting Agreement pursuant to which the parties have agreed, among other things, to affirm and clarify these obligations. Mark McMillan and Gerald McMillan, Chairman of the Board, are brothers. See "Certain Transactions" and "Principal Shareholders."

     The BodyBilt Shareholders' stock certificates, stock transfer powers and the Articles of Merger have been deposited into escrow and will be delivered to the Company simultaneously with the closing of this offering when the Merger Consideration is delivered to the escrow agent.

     Tax Consequences. The Merger is intended to qualify as a tax-free reorganization under sections 368(a)(1)(A) and 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, no gain or loss will be recognized for federal income tax purposes to the BodyBilt Shareholders, the Company's subsidiary or BodyBilt as a result of the Merger, except for the cash portion of the Merger consideration received by BodyBilt Shareholders. The Company's subsidiary's basis for federal income tax purposes in the BodyBilt assets will be the same as BodyBilt's basis in such assets, and the Company's basis in its stock in the Company's subsidiary will be the same as the Company's subsidiary's basis in the transferred assets. If, for any reason, the Merger is disallowed as a tax-free reorganization, then it would most likely be treated as a taxable sale of assets between BodyBilt and the Company's subsidiary, followed by a liquidation of BodyBilt. There is uncertainty as to whether Section 1032 of the Code applies to the issuance of Company stock in the context of a failed tax-free reorganization. If Section 1032 of the Code were held not to apply, the Company's subsidiary would recognize gain on the exchange of Company stock for BodyBilt assets equal to the fair market value of such assets. In any event, it is unlikely that the Company's subsidiary would be entitled to amortize the stepped-up basis of certain intangible assets of BodyBilt resulting from such deemed sale under Section 197 of the Code, due to the fact that the Company and BodyBilt may be considered "related parties" under
Section 197(f)(9) of the Code. Such taxation could have a material adverse effect on the Company's results of operations.

     S Corporation Distribution. Historically, BodyBilt has been treated as an S corporation under the Code. As a result, BodyBilt's earnings have been subject to taxation at the shareholder level, rather than at the corporate level for federal income tax purposes. As noted above, BodyBilt will make an S corporation distribution to BodyBilt Shareholders of approximately $4.4 million prior to the Merger, and its S corporation status will be terminated. The Company will be responsible for the payment of federal income taxes on earnings of BodyBilt subsequent to the Merger. The S corporation distribution will be funded by borrowings.

                              RECENT DEVELOPMENTS

     The Company has entered into a non-binding letter of intent to purchase certain intellectual property from Metamorphosis Design & Development, Inc. ("Metamorphosis"), a company that owns the rights to certain design patents, including patents relating to an ergonomic workcenter, and an assignment of licensing fees relating to this workcenter of approximately $15,000 per month. The Company anticipates that this intellectual property will enable the Company to broaden its product line. The Company will not acquire any manufacturing facilities, employees or other business assets from Metamorphosis. If this purchase is consummated, the Company would pay Metamorphosis $500,000 in cash and issue warrants to purchase 150,000 shares of Common Stock exercisable at the closing price on the date of the acquisition. The Company has agreed to pay Metamorphosis additional cash and/or securities aggregating up to $15 million if after-tax earnings derived from the acquired intellectual property meet certain targets over a three-year period commencing on the closing date and/or certain revenue targets are met and certain other events occur within the first five years immediately following the closing date. The acquisition of this intellectual property is subject to the completion of satisfactory due diligence and other conditions. There can be no assurance that a definitive agreement will be executed or that this acquisition will be consummated.

                                USE OF PROCEEDS


     The net proceeds from the sale of the shares of Common Stock offered by the Company are estimated to be approximately $10.1 million (approximately $11.7 million if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $7.00 per share and after deducting the underwriting discount and other estimated offering expenses.



     The Company intends to pay $7.2 million of the net proceeds to the BodyBilt Shareholders, of which approximately $2.8 million represents the cash portion of the Merger Consideration and approximately $4.4 million represents the payment of borrowings for S corporation distribution made in connection with the Merger.


     Approximately $300,000 of the net proceeds of this offering will be used to pay certain obligations to a company wholly-owned by Mark McMillan, the President of BodyBilt who will become a consultant, director and principal shareholder of the Company, for consulting services related to the Merger and this offering.


     The Company has entered into a letter agreement with Mark McMillan pursuant to which the Company will purchase from him or Dr. Richard Troutman, a BodyBilt Shareholder who will become a principal shareholder of the Company, the number of shares sufficient to satisfy the Company's obligation to issue shares to the holder of the Convertible Note upon conversion. Approximately $225,000 of the net proceeds of this offering will be used to fund the purchase price of the acquired shares, assuming a price to public of $7.00 per share. See "Certain Transactions" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The Company expects to use the balance of the net proceeds (i) to fund the $500,000 non-contingent cash portion of the purchase price for certain intellectual property described under "Recent Developments"; (ii) to repay approximately $250,000, plus interest, of the Convertible Note issued by ErgoBilt to fund Merger and offering expenses, which bears interest at 8% per annum and matures on September 3, 1997; (iii) to fund the acquisition of shares to satisfy the remainder of the Company's obligations under the Convertible Note; (iv) to repay a $75,000 non-interest bearing demand loan to BodyBilt for working capital by Dr. Richard Troutman; and (v) for other general corporate purposes. Pending such uses, the Company intends to invest such funds in short-term, investment-grade, interest-bearing obligations.

                                    DILUTION


     At September 30, 1996, the Company had a pro forma net tangible book value of approximately $(3.0) million or approximately $(.71) per share of Common Stock and Series A Preferred Stock (assuming the Merger with BodyBilt). Pro forma net tangible book value per share of Common Stock and Series A Preferred Stock equals the tangible assets of the Company, less all liabilities, divided by the total number of shares of Common Stock and Series A Preferred Stock outstanding, without giving effect to the possible exercise of outstanding stock options and warrants. After giving effect to the sale of shares of Common Stock offered hereby at an assumed initial public offering price of $7.00 per share and the application of the net proceeds therefrom, the as adjusted net tangible book value of the Company at September 30, 1996, would have been approximately $7.0 million, or $1.18 per share. This represents an immediate increase of $1.89 per share to existing shareholders, and an immediate dilution of $5.82 per share to new investors purchasing shares at the initial public offering price. The following table illustrates the per share dilution to new investors:



Initial public offering price per share.....................            $7.00
  Pro forma net tangible book value per share as of
     September 30, 1996.....................................  $ (.71)
  Increase per share attributable to new investors..........    1.89
                                                              ------
As adjusted net tangible book value per share after
  offering..................................................             1.18
                                                                        -----
Dilution per share to new investors.........................            $5.82
                                                                        =====


     The following table sets forth the number of shares of Common Stock and Series A Preferred Stock purchased or to be purchased from the Company, the total consideration paid to the Company and the average price paid per share by existing shareholders, BodyBilt Shareholders and new investors purchasing shares in this offering:


                                   SHARES PURCHASED(1)         TOTAL CONSIDERATION
                                 -----------------------    -------------------------    AVERAGE PRICE
                                  NUMBER      PERCENTAGE      AMOUNT       PERCENTAGE      PER SHARE
                                 ---------    ----------    -----------    ----------    -------------
Existing shareholders..........  2,770,285       46.5%      $     1,000        0.0%          $0.00
BodyBilt Shareholders..........  1,485,715       24.9        (7,200,000)        NA              NA
New investors..................  1,700,000       28.6        11,900,000      253.1           $7.00
                                 ---------      -----       -----------      -----
          Total................  5,956,000      100.0%      $ 4,701,000      100.0%
                                 =========      =====       ===========      =====


---------------


(1) If the Underwriters' over-allotment option is exercised in full, then the number of shares of Common Stock held by existing shareholders will be reduced to 44.6% of the total number of shares of Common Stock to be outstanding after this offering, and the number of shares of Common Stock held by new investors will be increased to 1,955,000 shares, or 31.5% of the total number of shares of Common Stock to be outstanding after this offering. The table gives effect to 705,085 shares of Series A Preferred Stock which is convertible into Common Stock and does not give effect to 400,000 shares of Common Stock reserved for issuance under the Company's stock option plan, 170,000 shares of Common Stock subject to the Representatives' Warrants, up to 51,000 shares of Common Stock subject to the Lender's Warrant and the purchase by the Company of 35,714 shares of Common Stock from a BodyBilt Shareholder to enable the Company to deliver shares upon conversion of one-half of the principal balance of the Convertible Note. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital
    Resources -- Credit Facilities," "Principal Shareholders,"
    "Management -- Stock Option Plan," "Certain Transactions" and
    "Underwriting."

                                 CAPITALIZATION

     The following table sets forth the short-term debt and capitalization of the Company at September 30, 1996, (i) on a pro forma basis to give effect to the Merger and (ii) on a pro forma basis to give effect to the Merger, as adjusted to reflect the sale of the shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds." This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the notes thereto. See "Selected Pro Forma Financial Data."


                                                                 SEPTEMBER 30, 1996
                                                              ------------------------
                                                              PRO FORMA    AS ADJUSTED
                                                              ---------    -----------
                                                                   (IN THOUSANDS)
Short-term debt.............................................   $ 7,563       $   188
Current portion of long-term debt...........................       192           192
                                                               -------       -------
                                                               $ 7,755       $   380
                                                               =======       =======
Long-term debt, less current portion........................   $ 1,404       $ 1,329
Shareholders' equity:
  Preferred stock, $.01 par value, 10,000,000 shares
     authorized, of which 2,000,000 shares are designated
     Series A Preferred Stock; 705,085 shares of Series A
     Preferred Stock pro forma and as adjusted..............         7             7
  Common stock, $.01 par value, 20,000,000 shares
     authorized; 3,550,915 shares pro forma; 5,250,915
     shares as adjusted(1)..................................        36            53
  Paid-in capital...........................................    10,358        20,411
  Accumulated deficit(2)....................................      (229)         (229)
                                                               -------       -------
          Total shareholders' equity........................    10,172        20,242
                                                               -------       -------
          Total capitalization..............................   $19,331       $21,951
                                                               =======       =======


---------------


(1) Excludes 400,000 shares of Common Stock reserved for issuance under the Company's stock option plan, 170,000 shares of Common Stock subject to the Representatives' Warrants and up to 51,000 shares of Common Stock subject to the Lender's Warrant. Prior to this offering, the par value of the Common Stock was $.0001 per share. See "Management -- Stock Option Plan" and "Underwriting."


(2) Represents the Company's accumulated deficit since inception in June 1995.

                                DIVIDEND POLICY

     The Company intends to retain all earnings to provide funds for its operations and expansion, and therefore does not anticipate paying cash dividends or making any other distributions on its shares of Common Stock in the foreseeable future. The Company's future dividend policy will be determined by its Board of Directors based on various factors, including the Company's results of operations, financial condition, business opportunities, capital requirements, credit restrictions and such other factors as the Board of Directors may deem relevant. See "The Reorganization" for information concerning S corporation distributions to BodyBilt Shareholders prior to this offering.

                            SELECTED FINANCIAL DATA

     The selected financial data presented below for the year ended December 31, 1995, are derived from the financial statements of BodyBilt, audited by KPMG Peat Marwick LLP, independent certified public accountants. The selected financial data presented below for the years ended December 31, 1992, 1993 and 1994, have been derived from the financial statements of BodyBilt, audited by Thompson, Derrig & Slovacek PC, independent certified public accountants. The financial data for the nine months ended September 30, 1996, and 1995, and the year ended December 31, 1991, are derived from unaudited financial statements of BodyBilt which, in the opinion of management, reflect all accruals necessary for a fair presentation of the financial position and results of operations of BodyBilt as of and for these periods. The pro forma data is unaudited and presents financial information of the Company. The selected financial data set forth below should be read in conjunction with and are qualified by reference to BodyBilt's financial statements and the notes thereto included elsewhere in this prospectus.


                                                                                   NINE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                                     -------------------------------------------   ------------------
                                      1991     1992     1993     1994     1995      1995       1996
                                     ------   ------   ------   ------   -------   -------   --------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Sales............................  $2,484   $4,448   $6,535   $9,189   $13,672    $9,251    $12,553
  Cost of sales....................   1,380    2,053    3,237    4,789     7,218     5,080      6,617
                                     ------   ------   ------   ------   -------    ------    -------
  Gross profit.....................   1,104    2,395    3,298    4,400     6,454     4,171      5,936
  Selling, general and
     administrative expenses.......     914    1,353    2,164    3,266     4,555     3,107      4,082
                                     ------   ------   ------   ------   -------    ------    -------
  Operating income.................     190    1,042    1,134    1,134     1,899     1,064      1,854
  Interest expense and other,
     net...........................      --       14       24       24        20        50        108
                                     ------   ------   ------   ------   -------    ------    -------
  Income before income taxes.......     190    1,028    1,110    1,110     1,879     1,014      1,746
  Income tax expense...............      --       46       50       50        85        42         40
                                     ------   ------   ------   ------   -------    ------    -------
  Net income.......................  $  190   $  982   $1,060   $1,060   $ 1,794    $  972    $ 1,706
                                     ======   ======   ======   ======   =======    ======    =======
PRO FORMA DATA:
  Pro forma net income(1)..........                                      $   885              $   698
  Pro forma earnings per share.....                                      $   .16              $   .13
  Pro forma shares
     outstanding(2)................                                        5,534                5,534

BALANCE SHEET DATA:
  Working capital..................  $  241   $  891   $1,742   $2,137   $ 2,905    $2,016    $ 3,544
  Total assets.....................     704    1,319    2,687    3,606     5,812     4,682      7,036
  Long-term debt, including current
     portion.......................     325       75      633      877     1,385     1,471      1,596
  Shareholders' equity.............     203    1,004    1,481    2,208     3,402     2,580      4,425


---------------

(1) The unaudited pro forma adjustments (i) combine the results of operations and financial position of ErgoBilt with BodyBilt; (ii) recognize goodwill associated with the acquisition of BodyBilt; and (iii) recognize tax expense related to BodyBilt as if its S corporation status had terminated at the beginning of the period presented. See "Selected Pro Forma Financial Data."


(2) The computation of pro forma shares outstanding is based on 4,256,000 weighted average shares of Common Stock outstanding and 1,278,000 shares assumed to be issued at an initial public offering price of $7.00 per share (after deducting the underwriting discount and the Representatives' non-accountable expense allowance) to (i) fund payments of $7.2 million to BodyBilt Shareholders and (ii) repay approximately $850,000 of indebtedness. The computation of pro forma shares outstanding excludes an additional 422,000 shares to be sold in this offering, the proceeds of which may be used to fund the non-contingent cash portion of the purchase price for the acquisition of certain intellectual property and for other general corporate purposes. See "Use of Proceeds."

                       SELECTED PRO FORMA FINANCIAL DATA

     The following unaudited pro forma combined condensed statements of income for the year ended December 31, 1995 and the nine months ended September 30, 1996 adjust the historical results of BodyBilt (considered the predecessor to the Company) for each period to give effect to (i) the Merger as if it had been consummated at January 1, 1995; (ii) the amortization of approximately $13.2 million of goodwill that will be created as a result of the acquisition of BodyBilt by the Company pursuant to purchase accounting; (iii) the income tax effect resulting from the conversion of BodyBilt from an S corporation to a C corporation; and (iv) eliminate transactions between ErgoBilt and BodyBilt. Pro forma shares outstanding have been calculated in accordance with note (2) in "Summary Historical and Pro Forma Financial and Operating Data." The Company believes that a 40-year amortization period is appropriate for goodwill, since BodyBilt is a manufacturer of office furniture that is expected to have value to the Company beyond 40 years. The Merger will be accounted for as a purchase with ErgoBilt as the acquirer. The unaudited pro forma combined condensed statements of income should be read in conjunction with the historical financial statements of the Company and BodyBilt and the notes thereto included elsewhere in this prospectus and are not necessarily indicative of the results of operations that might have occurred if the Merger had not taken place on the dates indicated or of the Company's results of operations for any future period.

                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME

                      FOR THE YEAR ENDED DECEMBER 31, 1995



                                                                             PRO FORMA
                                                      BODYBILT   ERGOBILT   ADJUSTMENTS   PRO FORMA
                                                      --------   --------   -----------   ---------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales...............................................  $13,672      $404        $(404)      $13,672
Cost of sales.......................................    7,218       107           --         7,325
                                                      -------      ----        -----       -------
Gross profit........................................    6,454       297         (404)        6,347
Selling, general and administrative expenses........    4,555       240           75         4,720
                                                      -------      ----        -----       -------
Operating income....................................    1,899        57         (329)        1,627
Interest expense and other, net.....................       20         1           --            21
                                                      -------      ----        -----       -------
Income before income taxes..........................    1,879        56         (329)        1,606
Income tax expense..................................       85        11          625           721
                                                      -------      ----        -----       -------
Net income..........................................  $ 1,794      $ 45        $(954)      $   885
                                                      =======      ====        =====       =======
Pro forma earnings per share........................                                       $   .16
Pro forma shares outstanding........................                                         5,534


                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996



                                                                             PRO FORMA
                                                      BODYBILT   ERGOBILT   ADJUSTMENTS   PRO FORMA
                                                      --------   --------   -----------   ---------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales...............................................  $12,553     $ 302        $(291)      $12,564
Cost of sales.......................................    6,617       139           --         6,756
                                                      -------     -----        -----       -------
Gross profit........................................    5,936       163         (291)        5,808
Selling, general and administrative expenses........    4,082       475           44         4,513
                                                      -------     -----        -----       -------
Operating income....................................    1,854      (312)        (247)        1,295
Interest expenses and other, net....................      108         3           --           111
                                                      -------     -----        -----       -------
Income before income taxes..........................    1,746      (315)        (247)        1,184
Income tax expense (benefit)........................       40       (41)         487           486
                                                      -------     -----        -----       -------
Net income (loss)...................................  $ 1,706     $(274)       $(734)      $   698
                                                      =======     =====        =====       =======
Pro forma earnings per share........................                                       $   .13
Pro forma shares outstanding........................                                         5,534

     The following unaudited pro forma combined balance sheet as of September 30, 1996, gives effect to the Merger as if it had been consummated at September 30, 1996. The unaudited pro forma adjustments reflect goodwill associated with the acquisition of BodyBilt; cash consideration to be paid to BodyBilt Shareholders (including an S corporation distribution of approximately $4.4 million); deferred taxes related to temporary differences between tax bases and amounts recorded and the issuance of 780,630 shares of Common Stock and 705,085 shares of Series A Preferred Stock. The per share value assigned to Common Stock and Series A Preferred Stock to be issued in the Merger is $7.00. This value was determined by using the initial public offering price. The following unaudited pro forma combined balance sheet does not give effect to the sale of the Common Stock offered by this prospectus.


             PRO FORMA COMBINED BALANCE SHEET AT SEPTEMBER 30, 1996


                                                                      PRO FORMA
                                               BODYBILT   ERGOBILT   ADJUSTMENTS   PRO FORMA
                                               --------   --------   -----------   ---------
                                                              (IN THOUSANDS)
Cash and cash equivalents....................   $   46      $260       $    --      $   306
Accounts receivable..........................    2,833         6            --        2,839
Inventory....................................    1,690        --            --        1,690
Prepaid expenses and other assets............      182       109            --          291
                                                ------      ----       -------      -------
  Total current assets.......................    4,751       375            --        5,126
Property, plant and equipment, net...........    2,285        41            --        2,326
Other assets.................................       --       183        13,215       13,398
                                                ------      ----       -------      -------
  Total assets...............................   $7,036      $599       $13,215      $20,850
                                                ======      ====       =======      =======

Current portion of long-term debt............   $  192      $ --       $    --      $   192
Short-term debt..............................       --       688         7,200        7,888
Accounts payable and accrued liabilities.....    1,015       137            --        1,152
                                                ------      ----       -------      -------
  Total current liabilities..................    1,207       825         7,200        9,232
Notes payable, less current portion..........    1,404        --            --        1,404
Deferred income taxes........................       --         2            40           42
Preferred stock..............................       --        --             7            7
Common stock.................................        1        --            35           36
Paid-in capital..............................       --         1        10,357       10,358
Retained earnings (deficit)..................    4,424      (229)       (4,424)        (229)
                                                ------      ----       -------      -------
  Total shareholders' equity.................    4,425      (228)        5,975       10,172
                                                ------      ----       -------      -------
  Total liabilities and shareholders'
     equity..................................   $7,036      $599       $13,215      $20,850
                                                ======      ====       =======      =======

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The operations of ErgoBilt are discussed under the heading "ErgoBilt" below. The remainder of Management's Discussion and Analysis of Financial Condition and Results of Operations relates to the operations of BodyBilt. Following the Merger, BodyBilt will be the operating company, and ErgoBilt will be the parent company. ErgoBilt's assets and results of operations are not significant to the combined operations on a going-forward basis. The following discussion and analysis should be read in conjunction with the information set forth under "Selected Historical and Pro Forma Financial and Operating Data," "Selected Financial Data," "Selected Pro Forma Financial Data" and the financial statements of ErgoBilt and BodyBilt and the accompanying notes thereto included elsewhere in this prospectus.

ERGOBILT

     Since its incorporation in 1995, ErgoBilt's operations have consisted primarily of providing advertising and marketing activities to BodyBilt, conducting activities necessary to complete the Merger and the sale of the shares of Common Stock offered hereby, and conducting other activities necessary to plan for the operations and activities of ErgoBilt and BodyBilt subsequent to the Merger. Operating income for the period from June 12, 1995 to December 31, 1995 was $57,000. For the nine-month period ended September 30, 1996, ErgoBilt had a loss from operations of $312,000. The loss was attributable to increased compensation related to management employed in contemplation of the Merger, expenses accrued for consulting services related to the Merger and this offering rendered by a company wholly-owned by Mark McMillan, the President of BodyBilt, and other costs of the Merger and this offering. See "Certain Transactions." As discussed under "Liquidity and Capital Resources" below, ErgoBilt obtained a $500,000 loan to fund the Merger and offering expenses.

THE COMPANY

     GENERAL. The Company generates revenue through sales of its products to corporate customers and retailers. The majority of the Company's sales are generated by either the Company's direct sales force or by independent sales representatives, who are paid a commission for each unit sold. Typically, the Company's sales are directed through a network of over 550 dealers who acquire the products at a discount from retail and then resell the products to the ultimate customer. In certain instances, the Company drop-ships products directly to the ultimate customer.

     The Company's sales increased at a compound annual growth rate of 53.2% from 1991 through 1995 and increased 35.7% for the first nine months of 1996 as compared to the nine months ended September 30, 1995. The Company believes that its growth has been driven by increasing market acceptance of ergonomics and its success in (i) providing superior quality products and service; (ii) expanding its direct sales force; (iii) upgrading the quality of its independent sales representative firms; and (iv) educating consumers about the benefits of ergonomics and the solutions provided by the Company's products. The Company did not increase the suggested retail prices of its chairs during this period. From 1991 to September 30, 1996, the Company expanded its direct sales force from four to 17 individuals while during the same period the number of independent sales representatives changed from 22 to 21. There can be no assurance that the Company's growth will continue at the historic rate in the future.

     Contemporaneously with the closing of this offering, the Company will complete the Merger. The historical results of operations through September 30, 1996, do not include the impact of the Merger. The total consideration paid in connection with the Merger is $17.6 million, consisting of cash, Common Stock and Series A Preferred Stock. The transaction will be treated as a purchase for accounting purposes and will result in approximately $13.2 million in goodwill, which will be amortized over a 40-year period. The amortization of goodwill associated with the Merger will total approximately $329,000 annually and will not be deductible for income tax purposes.

     RESULTS OF OPERATIONS. The following table sets forth certain historical financial data as a percentage of sales for the periods indicated:

                                                                    NINE MONTHS ENDED
                                   YEAR ENDED DECEMBER 31,    ------------------------------
                                   -----------------------    SEPTEMBER 30,    SEPTEMBER 30,
                                   1993     1994     1995         1995             1996
                                   -----    -----    -----    -------------    -------------
Sales............................  100.0%   100.0%   100.0%       100.0%           100.0%
Cost of sales....................   49.5     52.2     52.8         54.9             52.7
                                   -----    -----    -----        -----            -----
Gross profit.....................   50.5     47.8     47.2         45.1             47.3
Selling, general and
  administrative expenses........   33.1     35.5     33.3         33.6             32.5
                                   -----    -----    -----        -----            -----
Operating income.................   17.4%    12.3%    13.9%        11.5%            14.8%

     Comparison of Nine Months Ended September 30, 1995, and 1996. Sales increased $3.3 million, or 35.7%, from $9.3 million for the nine months ended September 30, 1995, to $12.6 million for the nine months ended September 30, 1996. Units sold increased by 4,847, or 27.9%, from 17,401 for the nine months ended September 30, 1995, to 22,248 for the nine months ended September 30, 1996. This increase was attributable to a shift in the mix of products sold to higher-end, more technologically-equipped chairs, the addition of direct sales personnel, increased advertising and marketing expenditures and increased acceptance of the Company's products.

     Gross profit increased $1,765,000 or 42.3%, from $4,171,000 in the nine months ended September 30, 1995, to $5,936,000 for the nine months ended September 30, 1996. As a percentage of sales, gross profit increased from 45.1% in the first nine months of 1995 to 47.3% in the first nine months of 1996. The increase in gross profit as a percentage of sales was attributable to increased sales of higher-margin chairs, improved manufacturing efficiencies and the allocation of fixed costs over higher production volumes.

     Selling, general and administrative expenses increased by $1.0 million, or 31.4%, from $3.1 million for the nine months ended September 30, 1995, to $4.1 million for the nine months ended September 30, 1996. As a percentage of sales, selling, general and administrative expenses decreased from 33.6% for the nine months ended September 30, 1995, to 32.5% in the nine months ended September 30, 1996. This dollar increase was attributable to increases in compensation and commissions due to the addition of direct sales personnel and to increases in advertising and promotional expenses.

     Operating income increased by $790,000, or 74.2%, from $1.1 million for the nine months ended September 30, 1995, to $1.9 million for the nine months ended September 30, 1996.

     Comparison of Years Ended December 31, 1994, and 1995. Sales increased $4.5 million, or 48.8%, from $9.2 million for the year ended December 31, 1994, to $13.7 million for the year ended December 31, 1995. Units sold increased by 6,813, or 36.0%, from 18,946 for the year ended December 31, 1994, to 25,759 for the year ended December 31, 1995. This increase was the result of the addition of direct sales personnel, an increase in the number of corporate accounts and increased acceptance of the Company's products.

     Gross profit increased $2,054,000 or 46.7%, from $4,400,000 in the year ended December 31, 1994 to $6,454,000 for the year ended December 31, 1995. As a percentage of sales, gross profit declined from 47.8% in the year ended December 31, 1994 to 47.2% in the year ended December 31, 1995. The decline in gross profit as a percentage in sales was attributable to enhancements in product quality, resulting in an increase in the cost of certain components. In addition, sales of lower-margin chairs to certain corporate and government accounts increased as a percentage of total sales. The effect of these two factors on the overall gross margin was partially offset by greater plant utilization.

     Selling, general and administrative expenses increased by $1.3 million, or 39.5%, from $3.3 million for the year ended December 31, 1994, to $4.6 million for the year ended December 31, 1995. As a percentage of sales, selling, general and administrative expenses decreased from 35.5% in the year ended December 31, 1994, to 33.3% in the year ended December 31, 1995. This dollar increase was attributable to increases in compensation and commissions as a result of the addition of direct sales and sales support personnel and increased advertising, literature and other promotional expenses.

     Operating income increased by $765,000, or 67.4%, from $1.1 million for the year ended December 31, 1994, to $1.9 million for the year ended December 31, 1995.

     Comparison of Years Ended December 31, 1993, and 1994. Sales increased $2.7 million or 40.6% from $6.5 million for the year ended December 31, 1993, to $9.2 million for the year ended December 31, 1994. Units sold increased by 5,397, or 39.8%, from 13,549 for the year ended December 31, 1993, to 18,946 for the year ended December 31, 1994. This increase was attributable to the addition of direct sales personnel and sales management, a restructuring of sales territories, increased expenditures in advertising and marketing and increased acceptance of the Company's products.

     Gross profit increased $1,102,000 or 33.4%, from $3,298,000 in the year ended December 31, 1993 to $4,400,000 in the year ended December 31, 1994. As a percentage of sales, gross profit declined from 50.5% in the year ended December 31, 1993 to 47.8% in the year ended December 31, 1994. The decrease in gross profit as a percentage of sales was attributable to a strategic shift in the sales and distribution system which resulted in a greater reliance on a dealer network. Additionally, the Company incurred start-up costs and increased operating expenses associated with its relocation to and renovation of a much larger manufacturing facility in Navasota, Texas.

     Selling, general and administrative expenses increased by $1.1 million, or 50.9%, from $2.2 million for the year ended December 31, 1993, to $3.3 million for the year ended December 31, 1994. As a percentage of sales, selling, general and administrative expenses increased from 33.1% in the year ended December 31, 1993, to 35.5% in the year ended December 31, 1994. This increase was primarily due to increases in compensation and commission expenses, the addition of direct sales and administrative support personnel and increases in advertising and promotional materials.

     Operating income remained constant at $1.1 million for the year ended December 31, 1993, and the year ended December 31, 1994.

     QUARTERLY RESULTS OF OPERATIONS. The Company's quarterly results of operations may vary significantly depending on factors such as the timing of large customer orders, the timing of new product introductions, the adequacy of component parts supply, variations in the Company's product costs, variations in the Company's product mix, sales promotions by the Company and competitive pricing pressures. The results of any particular quarter may not be indicative of results for the full year or any future period. Historically, the Company has experienced seasonal fluctuations in sales and operating income due to customer ordering patterns that emphasize purchases in the third and fourth quarters of each fiscal year. Further, the Company's sales and operating income in the first quarter of each fiscal year have been lower than the Company's sales and operating income in the immediately preceding fourth quarter. The following table sets forth certain unaudited quarterly financial information for the periods indicated and, in the opinion of management, includes all adjustments (consisting of only normal recurring adjustments) which the Company considers necessary for a fair presentation of the information set forth therein.

                                                             THREE MONTHS ENDED
                         ------------------------------------------------------------------------------------------
                         MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,
                           1995        1995         1995            1995         1996        1996         1996
                         ---------   --------   -------------   ------------   ---------   --------   -------------
                                                               (IN THOUSANDS)
Sales..................   $2,460      $3,154       $3,637          $4,421       $3,582      $3,850       $5,121
Cost of sales..........    1,422       1,683        1,975           2,138        1,990       1,995        2,632
                          ------      ------       ------          ------       ------      ------       ------
Gross profit...........    1,038       1,471        1,662           2,283        1,592       1,855        2,489
Selling, general and
  administrative
  expenses.............      829       1,057        1,221           1,448        1,536       1,219        1,327
                          ------      ------       ------          ------       ------      ------       ------
Operating income.......      209         414          441             835           56         636        1,162
Interest expense and
  other, net...........       16          16           18             (30)          38          38           32
                          ------      ------       ------          ------       ------      ------       ------
Income before income
  taxes................      193         398          423             865           18         598        1,130
Income tax expense
  (benefit)............       --          24           18              43          (30)         38           32
                          ------      ------       ------          ------       ------      ------       ------
Net income.............   $  193      $  374       $  405          $  822       $   48      $  560       $1,098
                          ======      ======       ======          ======       ======      ======       ======

                                                      AS A PERCENTAGE OF TOTAL REVENUE
                         ------------------------------------------------------------------------------------------
                         MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,
                           1995        1995         1995            1995         1996        1996         1996
                         ---------   --------   -------------   ------------   ---------   --------   -------------
Sales..................    100.0%     100.0%        100.0%         100.0%        100.0%     100.0%        100.0%
Cost of sales..........     57.8       53.4          54.3           48.4          55.6       51.8          51.4
                           -----      -----         -----          -----         -----      -----        ------
Gross profit...........     42.2       46.6          45.7           51.6          44.4       48.2          48.6
Selling, general and
  administrative
  expenses.............     33.7       33.5          33.6           32.7          42.9       31.7          25.9
                           -----      -----         -----          -----         -----      -----        ------
Operating income.......      8.5       13.1          12.1           18.9           1.6       16.5          22.7
Interest expense and
  other, net...........      0.7        0.5           0.5           (0.7)          1.1        1.0            .6
                           -----      -----         -----          -----         -----      -----        ------
Income before income
  taxes................      7.8       12.6          11.6           19.6            .5       15.5          22.1
Income tax expense
  (benefit)............       --        0.8           0.5            1.0           (.8)       1.0            .6
                           -----      -----         -----          -----         -----      -----        ------
Net income.............      7.8%      11.8%         11.1%          18.6%          1.3%      14.5%         21.5%
                           =====      =====         =====          =====         =====      =====        ======

LIQUIDITY AND CAPITAL RESOURCES

     Cash Flow. Historically, the Company has satisfied its cash requirements through profitable operations and borrowings under a bank line of credit facility. Operating activities provided net cash totaling $253,000, $734,000 and $1.1 million for 1993, 1994 and 1995, respectively, and $1.2 million for the nine months ended September 30, 1996. The primary use of cash in operating activities has been to fund increases in accounts receivable and inventories resulting from the Company's rapid growth.

     Investing activities used cash totaling $224,000, $629,000 and $918,000, during 1993, 1994 and 1995, respectively, and $709,000 for the nine months ended September 30, 1996. Substantially all of the cash used for investing activities during these periods related to capital expenditures. The Company anticipates continuing to make capital expenditures in connection with plant, equipment, software and computer equipment improvements.

     Financing activities used cash totaling $26,000, $89,000 and $80,000, respectively, during 1993, 1994 and 1995, and $522,000 for the nine months ended September 30, 1996. The primary uses of cash for financing activities were distributions to the BodyBilt Shareholders of $583,000, $333,000 and $600,000 in 1993, 1994 and 1995, respectively, and $683,000 for the nine months ended September 30, 1996. The distributions in 1993, 1994 and 1995 were made primarily to provide the BodyBilt Shareholders with cash to pay individual tax liabilities related to the net income of BodyBilt attributed to them as shareholders of an S corporation, and in 1996 were made based on projected earnings of BodyBilt for the nine months ended September 30, 1996. The primary source of cash for the financing activities during each period was borrowings under BodyBilt's line of credit.

     Asset Management. The Company typically sells its products and services on net 30 day terms and seeks to minimize its credit risk by performing credit checks and conducting its own collection efforts. The Company had trade accounts receivable of $1.7 million and $2.5 million at December 31, 1994, and 1995, respectively, and $2.8 million at September 30, 1996. The number of days' sales outstanding in trade accounts receivable were 66 days, 66 days and 61 days respectively, for the same periods. Bad debt expense as a percentage of total revenue for the same periods was negligible. BodyBilt maintains no allowance for doubtful accounts.

     The Company attempts to keep its raw materials inventory low to minimize the risk of obsolescence. The Company also attempts to maintain the minimum level of such inventory necessary to meet its near term manufacturing requirements by relying on just-in-time delivery of products from its principal suppliers. Inventory turnover was 4.9 times and 6.0 times for 1994, 1995 respectively and 5.6 times on an annualized basis the first nine months of 1996.

     Credit Facilities. BodyBilt maintains a revolving line of credit facility with The First National Bank of Bryan (the "Line of Credit"). Borrowings under the Line of Credit are utilized primarily for working capital to finance inventory and receivables and for distributions to the BodyBilt Shareholders. Borrowings under the Line of Credit bear interest at the Bank's prime rate plus 0.75% per annum. The Line of Credit is secured by a first lien on the accounts receivable and inventory of BodyBilt and the proceeds of a life insurance policy insuring the life of BodyBilt's President, Mark McMillan. The Line of Credit is personally guaranteed by Mark McMillan. At September 30, 1996, the interest rate on the Line of Credit was 8.25% and total borrowings under the Line of Credit were $825,000. The remaining available credit under the Line of Credit, subject to borrowing base limitations which are generally computed as a percentage of various classes of eligible accounts receivable and qualifying inventory, was $1,175,000 at September 30, 1996. Following the closing of this offering, the Company expects that the Line of Credit will be replaced with a line of credit facility to be established by the Company shortly after this offering, based on assurances from two banks. The terms of the new line of credit will be substantially similar to the Line of Credit. The total borrowings under the Line of Credit will be refinanced under this new line of credit.

     In May 1994, the Company purchased a building and land that was formerly a large retail facility, in Navasota, Texas. During the summer of 1994, BodyBilt moved its manufacturing and administrative operations from leased facilities to the Navasota facility. Since June 1994, this facility has undergone significant renovations, improvements and equipment additions. The acquisition and improvement of this facility was financed through an amortizing bank loan from The First National Bank of Bryan in the principal amount of $571,000, currently bearing interest at the bank's prime rate plus 0.75% per annum and maturing in the year 2000. At September 30, 1996, the interest rate on this loan was 9.5% and the outstanding principal balance was $446,000. The loan is secured by a lien on the facility and by a life insurance policy insuring the life of Mark McMillan. This loan is personally guaranteed by Mark McMillan.

     At September 30, 1996, the Company also had other term note obligations to the First National Bank of Bryan aggregating approximately $249,000, the proceeds of which were used to fund working capital and equipment and vehicle purchases.


     On September 6, 1996, ErgoBilt obtained a $500,000 loan from Summit Partners Management Co. ("Summit") to fund the Merger and offering expenses. The convertible note evidencing this loan (the "Convertible Note") will be repaid in part from the proceeds of this offering and by conversion into shares of Common Stock at the initial offering price per share (one-half of the principal balance of the loan). This loan bears interest at 8.0% per annum and matures on September 6, 1997. The Convertible Note is secured by a pledge of certain assets of Gerald McMillan. In connection with the issuance of the Convertible Note, Dr. McMillan sold 34,000 shares of Common Stock to Summit, and the Company agreed to issue to Summit at the closing of this offering a warrant to acquire up to 51,000 shares of Common Stock (the "Lender's Warrant"). The terms and conditions of the Lender's Warrant are identical to those of the Representatives' Warrants. The shares of Common Stock sold to Summit and the Common Stock issuable upon exercise of the Lender's Warrant are subject to certain registration rights. See "Certain Transactions," "Shares Eligible for Future Sale" and "Underwriting."


     The Company believes that the net proceeds of this offering, net cash provided by operating activities and borrowings made available to the Company will be sufficient to meet the Company's cash requirements for the next twelve months.

     INFLATION. During the nine months ended September 30, 1996 and the years ended December 31, 1995 and 1994, the cost of raw materials and component parts, salaries and manufacturing wages increased modestly. The increases have not had a significant effect on the Company's results of operations because of substantially increasing sales volumes and relatively stable product prices.

     NEW ACCOUNTING PRONOUNCEMENTS. Effective January 1, 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Accordingly, in the event that facts and circumstances indicate that property and equipment, and intangible or other assets, may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future cash flows associated with the asset is compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value was necessary. Adoption of this standard did not have a material effect on the financial position or results of operations of the Company.

     As of January 1, 1996, SFAS No. 123, "Accounting for Stock-Based Compensation," will be effective for the Company. SFAS No. 123 permits, but does not require a fair value-based method of accounting for employee stock option plans which results in compensation expense recognition when stock options are granted. As permitted by SFAS no. 123, the Company will provide pro forma disclosure of net income and earnings per share, as applicable, in the notes to future annual consolidated financial statements.

                                    BUSINESS

     The Company is a rapidly-growing developer, manufacturer and marketer of customized, high-end ergonomic products that re-engineer the workplace and the home office by scientifically minimizing the physical stress imposed upon the human body. Its current product line primarily consists of four series of premium-priced, ergonomic office chairs, marketed under the BodyBilt(R) tradename, which can be customized through proprietary modular designs to meet the needs of each customer.

     The Company has positioned itself to capitalize on consumer trends, possible government regulation and recent national publicity, which have increased the awareness of and desire for ergonomic products in the workplace and home office. The Company intends to use its current product line as a platform to develop and acquire complementary ergonomic products, enter into joint ventures and establish strategic alliances to manufacture or market such products. These products may include workstations, computer work surfaces, executive office side chairs and a second line of ergonomic chairs priced to appeal to a broader market segment. The Company's objective is to become "the primary source" for ergonomic products for the workplace and the home office.

     BodyBilt has manufactured ergonomic office chairs since 1988. BodyBilt(R) chairs are based on NASA research conducted during its SkyLab missions that identified the least stressful body position for astronauts during extended missions in space. BodyBilt(R) chairs have a 10-Point Posture Control(TM) system that allows each individual user to assume a posture similar to the stress-free posture of astronauts in space.

     INDUSTRY OVERVIEW. Ergonomics addresses the interaction of people and their environment, integrating engineering, bio-mechanics and other disciplines to improve worker safety, productivity and product quality. The Company's ergonomic office chairs compete in the seating segment of the office furniture market. This segment represents approximately 25.1% of industry sales or $2.3 billion in 1995 and is the second largest industry segment. The Company's share of the seating market segment was less than 1% on a dollar basis in 1995. According to Business Trend Analysts, Inc., the office furniture market had estimated sales of $9.4 billion in 1995, representing an increase of 7.8% over the prior year. This is an improvement over the 1994 and 1993 growth rates of 7.1% and 6.5%, respectively. The growth in the office furniture market can be attributed to, among other factors, the expanding home office market, growth in the number of small businesses and a growing market for exports. During these same periods, the Company believes that growth in the ergonomic portion of the office furniture market accelerated at a faster rate than the overall office furniture market as a result of an increasing awareness of the importance of ergonomics.

     MARKET TRENDS. The Company believes that certain trends in the work environment have expanded the market opportunity for ergonomic office products. First, increased reliance on the personal computer has resulted in more workers spending more time in a constantly seated position. A result has been a significant increase in the number of work-related employee injury claims and lost employee time from (i) back and upper extremity injuries, which account for approximately 40% of all workers' compensation dollars, and (ii) repetitive stress injuries or "RSI," including carpal tunnel syndrome, which affect approximately 22% of seated workers, according to the Bureau of Labor and Statistics. Second, OSHA, has required employers to provide safe work environments, which may include the acquisition of ergonomic office products. As a result, the Company believes that employers are seeking ways to alleviate injuries related to body stress in the workplace. Third, the emergence of the corporate "telecommuter" has produced significant growth in the number of home offices, now estimated at 41.1 million in the United States alone.

     GROWTH STRATEGY. As the importance and acceptance of ergonomics has penetrated the workplace and the home office, the Company has experienced significant growth. The Company has developed a strategy to continue to grow and to achieve its objective of becoming "the primary source" for ergonomic products for the workplace and the home office. The key elements of this strategy include the following:

     - INCREASE MARKET PENETRATION

         The Company intends to increase its market penetration by expanding its direct sales force and concentrating on geographic markets exhibiting economic growth and industry segments with growth potential. The Company's products are marketed by its direct sales force of 17 persons and 21 independent sales representatives. The Company believes that its direct sales force, which sells

      BodyBilt(R) chairs exclusively, is more productive and cost-efficient than independent sales representatives, who sell other manufacturers' office furniture lines. Despite a higher number of independent sales representatives, for the nine months ended September 30, 1996, the Company's direct sales force accounted for approximately 67% of revenues. The Company believes that the employment of additional direct sales personnel will permit it to better establish long-term relationships with a broader base of corporate customers to strengthen the Company's marketing, sales and distribution. The Company also intends to expand its geographical coverage to additional markets that offer growth potential, such as New York, Chicago and Washington, DC. In addition, the Company plans to focus on other geographical markets, such as Boston and Austin, Texas, where there exists a concentration of high-tech companies that have tended to be more receptive to the Company's ergonomic products.


     - BROADEN PRODUCT LINE

         The Company intends to broaden its product line by developing or acquiring other ergonomic products, or entering into joint ventures or establishing strategic alliances to market other ergonomic products. These products may include workstations, computer work surfaces, executive office side chairs and a second line of ergonomic chairs priced to appeal to a broader market segment. Given the fragmented nature of the ergonomic industry, attractive acquisition targets most likely will be small, developing companies with innovative ergonomic products that offer growth and profit potential. These companies may be constrained by the lack of capital, distribution channels, manufacturing capability and/or management expertise needed to bring their products to market. By providing additional ergonomic products to complement its existing product line, the Company believes it will be able to leverage its marketing, sales and distribution systems and improve the efficiency of its direct sales force.

         The Company intends to acquire or develop an additional line of ergonomic chairs marketed under a different brand name that will be priced to appeal to a broader market segment. Such a line of chairs, if successfully acquired or developed, may enable the Company to compete more effectively for larger, price-sensitive orders and position itself to capitalize on the growing acceptance of ergonomic products by corporate facilities managers who have not been the Company's primary target customers to date.

         The Company expects to begin shipments of a side chair in early 1997 to complement its executive chairs. This product will enable the Company to market a suite of ergonomically-designed chairs for the executive office. The Company has executed a non-binding letter of intent to purchase certain intellectual property from a company that owns the rights to certain design patents, including patents relating to an ergonomic workcenter. See "Recent Developments."

     - DEVELOP NEW DISTRIBUTION CHANNELS

         The Company intends to expand its retail distribution and explore new distribution channels, including catalog sales, telemarketing and the use of the Internet. The Company believes that the growth of the personal computer market and the increase in the number of home offices create an opportunity for the Company to market its ergonomic products directly to the end user.

         During 1997, the Company plans to explore the feasibility of expanding into international markets. The Company believes that exports to foreign markets have become a significant factor in the office furniture industry. To date, substantially all of the Company's sales have been made within the United States. In October 1996, the Company exhibited its products internationally for the first time at ORGATEC -- International Trade Fair for Office Furnishings in Cologne, Germany.

     - BUILD CONSUMER RECOGNITION

         The Company intends to become a source of ergonomic information and data for the workplace and home office. Currently, two initiatives are in the formative stages of development. The Company intends to form an Ergonomic Advisory Council (the "Advisory Council"), which will likely be comprised of six to eight experts in the fields of ergonomics, orthopedics and neurology. In addition to advising the management of the Company on the latest ergonomic developments, the Company intends for the Advisory Council to assist it in preparing educational literature, reviewing new product developments and conducting Company-sponsored research in areas such as repetitive stress injuries, back problems and the relationship between ergonomics and productivity in the workplace.

         The Company also plans to expand its web site to provide ergonomic information to consumers worldwide, offering access to research, product descriptions, purchasing information and practical tips on how to avoid repetitive stress injuries and back problems in the workplace.

     PRODUCTS. In the mid-1970s, NASA collected detailed anthropometric data during successive SkyLab missions, including in-depth studies on posture. According to data published in NASA's Anthropometric Source Book, NASA discovered that when the body is placed in the weightless, or zero-gravity, environment of space, it assumes a specific posture that is substantially different from a traditional upright or seated posture. The body assumes a trunk-to-thigh angle of 128 degrees, placing the musculoskeletal system in its most relaxed state. This discovery led to the design of the BodyBilt(R) chair with the 10-Point Posture Control(TM) system. This system allows each individual user to emulate a similar relaxed, stress-free posture while at work, providing a high degree of personal comfort and helping to alleviate problems associated with back and repetitive stress injuries. Corporate comparative tests based on comfort conducted by the Safety Department of Lockheed Austin Division ("LAD") and the Austin, Texas Service Center of the Internal Revenue Service ("IRS-Austin") have documented the effectiveness of the BodyBilt(R) chair in alleviating worker discomfort and increasing productivity. In its 1991 study, LAD concluded that the use of ergonomic equipment (chairs and workstations) resulted in a 12% increase in productivity and improved employee morale. The LAD study noted that the highest ranked piece of equipment for improving comfort and job performance was the ergonomic chair. This study confirmed the findings of an earlier study conducted by the IRS-Austin that demonstrated an 8% increase in productivity from using an ergonomic chair alone. The ergonomic chairs used in both studies were BodyBilt(R) chairs.

     BodyBilt(R) chairs' contoured seats are made with multi-densities of foam strategically placed to distribute the user's body weight over a greater surface area. Additionally, the angle between the back rest and the seat structure can be adjusted to approximate the posture that the body assumes naturally in the gravity-free environment of space. Five different seat designs provide additional comfort for customers of various sizes and shapes. The back rests also contain multi-densities of strategically placed foam and are shaped to provide maximum support in the lumbar area. The personal Air Lumbar(TM) pump inflates the lumbar area, allowing the back rest to conform even more closely to the unique curvature of each person's back. The eight different arms available with all BodyBilt(R) chairs are designed for different workplace tasks and offer customers more choices to reduce neck and shoulder strain. Available armrests include the Linear Tracking Arm(TM) and Pivot Arm(TM) for specialized applications, including medical, micro-surgical and desk-top needs. The 3-Way Arm mechanism allows for proper arm support which can help the user avoid repetitive stress injuries.

     The Company manufactures BodyBilt(R) chairs designed for non-managerial task workers (J Task Series), managerial task workers (J-Manager Series), managers and executives (K Series) and "Big & Tall" workers (S Series). The S Series chairs feature a reinforced seat which is 23.5% larger than the average seat. These chairs are capable of supporting persons weighing up to 350 pounds. The Company's collection of BodyBilt(R) chairs meets and often exceeds the current ergonomic standards in seating design, from American National Standards Institute -- Human Factors Society 100-88 to those proposed by OSHA.

     The modular design of the BodyBilt(R) chairs allows each customer to create a custom chair, selecting from more than 1,600 possible combinations of arms, backrests, headrests, seats and bases, in addition to style and fabric choices. The Company has been able to provide this myriad of choices to the customer without maintaining excessive inventory levels as a result of its use of interchangeable parts. The Company generally can deliver a customized BodyBilt(R) chair to the customer in less than four weeks, about one-half the time required by large manufacturers. The chairs require minimal assembly by the customer and are delivered with a computer diskette that provides each customer with a visual explanation of how to adjust the chair for maximum comfort.

     BodyBilt(R) chairs are warranted against defects in materials or work quality as follows: seven years on the base, the steel structure of the mechanism and the backrest post; five years on the casters, clutch plates, torsion springs, handles, seat and backrest plastic structure, backrest height adjuster, foam, polyurethane arm pads, pneumatic height cylinder, armrest structure and all welds; and two years on the Air Lumbar(TM) pillow.

     Although the Company does not have a stated return policy, the Company endeavors to minimize product returns by offering prompt, on-site customer service and repair. BodyBilt(R) chairs' interchangeable components permit easy replacement of worn or defective components. Currently, the Company utilizes its direct sales force, independent sales representatives and dealers to perform on-site service and warranty repairs. Product returns to date have been negligible.

     MARKETING, SALES AND DISTRIBUTION. The Company primarily markets and sells its chairs to corporate ergonomists and health, human services and safety managers in Fortune 1000 companies. The chairs are sold mostly for "special use" applications, where employees have requested a non-standard chair to reduce or alleviate existing back problems or repetitive stress injuries. The sales process usually involves a detailed technical explanation of how the chairs function and documentation of the chairs' effectiveness in alleviating and/or preventing back problems and repetitive stress injuries. This process may also involve a comparative test of several ergonomic chairs conducted by the customer where employees complaining of work-related discomfort are asked to evaluate the chairs on a wide range of factors. Termed "sit-offs" by the trade, these tests provide a practical and useful means of measuring the chair's effectiveness in relieving individual discomfort. The typical BodyBilt(R) chair order is one to three chairs because BodyBilt(R) chairs are purchased for "special-use" purposes. The Company believes that it has an advantage over larger competitors whose culture and structure are not adapted to accommodate the unique approach required to sell "special-use" ergonomic chairs effectively. Historically, the vast majority of the Company's sales have been to corporate customers, but a growing percentage of the Company's sales have been made through retail distribution directly to end users.

     The Company had a diversified customer base of 1,628 accounts during the nine-month period ending September 30, 1996. No single customer accounted for more than 10% of the Company's sales for the 12-month period ended September 30, 1996. The Company's largest customers include Relax the Back(TM) retail stores, Boeing Commercial Aircraft Company and Texas Instruments, Inc., whose individual sales for the nine-month period ended September 30, 1996, represented 7.7%, 1.7% and 1.6%, respectively, of the Company's total sales.

     The Company believes it has achieved a high level of brand identity and consumer awareness not typically found in the office furniture industry. BodyBilt(R) chairs have received national publicity in newspapers, magazines and television, including the New York Times, Wall Street Journal, People magazine, Entertainment Tonight, The CBS Morning Show and The Tonight Show. The Company also exhibits its products at numerous ergonomic, computer and office furniture industry trade shows. In 1995, the Company spent approximately $1.0 million on advertising, promotional materials and trade shows.


     The Company's products are marketed by its direct sales force of 17 persons and 21 independent sales representatives and its sales are channeled through a network of over 550 dealers. Dealers typically purchase the product at a discount from retail and resell the product at a higher price. The Company's direct sales force is compensated on a salary plus commission basis. Independent sales representatives are compensated solely on a commission basis. Independent sales representatives accounted for approximately 36% and 33% of sales for the year ended December 31, 1995, and the nine months ended September 30, 1996, respectively. One sales representative accounted for approximately 17% and 16% of sales during these periods. See "Risk Factors -- Dependence on Key Independent Sales Representatives." The Company also has three employees to support marketing and distribution personnel, eight employees providing customer service and a computer graphics department consisting of three employees that creates sales promotional literature, training films and specialized instructional videos for customers upon request.

     The map set forth below indicates the locations of the Company's showrooms and sales offices. In addition, the map illustrates the geographic location of the Company's sales for the nine months ended September 30, 1996.

                                     [MAP]

     MANUFACTURING AND ASSEMBLY. The Company normally operates one shift, five days per week, at its manufacturing and assembly facility located in Navasota, Texas. A second shift is added to meet demand in peak periods, generally in the fourth quarter when customers spend the remainder of their annual capital budgets. Approximately 30,000 chairs have been manufactured and assembled for the 12-month period ended September 30, 1996, representing an increase of 33.1% over the previous 12-month period. The Company believes that the maximum capacity of this facility is approximately 100,000 chairs per year and that its future production requirements can therefore be satisfied with routine additional capital investment, which is not expected to be substantial.

     At its Navasota facility, the Company vacuum-forms seats and backs and cuts and punches holes in various steel supports for the back rests, front wings, arms-capable brackets and vertical/horizontal braces. The Company then assembles the chairs and applies coverings. The Company manufactures BodyBilt(R) chairs primarily to meet specific customer orders. A significant portion of finished chairs are shipped within 24 hours after the manufacturing process is complete.

     The Company's manufacturing goals are to: (i) strive to improve quality;
(ii) seek the best values in purchasing; (iii) uphold stringent zero defect quality controls; and (iv) deliver orders promptly. The Company believes its production standards are exceptional, with approximately 95% production acceptance for the year ended December 31, 1995. Customer request dates were met consistently at the 99% level during this period. The number of work hours required to produce each chair has been reduced to 3.4 work hours per chair in September 1996, down from 5.1 work hours per chair in September 1995. Largely as a result of this improvement in manufacturing efficiency, the Company has reduced its order backlog. As of September 30, 1996, backlog was $749,755, compared to $1,096,515 as of September 30, 1995. The Company expects all orders outstanding as of September 30, 1996 to be filled by year end.

     To further enhance its performance and maintain a high standard of customer service, the Company has recently purchased a fully-integrated PC network-based management information and control system designed specifically for mid-sized custom manufacturers. This system should enhance the Company's ability to track orders, costs, scheduling and inventories coupled with financial/accounting requirements on a real-time basis.

     SUPPLIERS. The Company uses a variety of materials in its manufacturing, including plastic, foam, steel and various coverings. Certain components of BodyBilt(R) chairs, principally the base mechanism, are made by other manufacturers to the Company's specifications. The Company is dependent upon its suppliers for timely delivery and product quality. While the Company's strategy is to maintain multiple sources of supply, the Company's largest supplier, Leggett & Platt, Inc., is currently the only source of a key component for BodyBilt(R) chairs. While the Company has not had any adverse experience with this supplier, the Company does not have binding supply contract with Leggett & Platt, Inc. Until alternative supply sources are identified, the Company could be subject to pricing risks, delivery delays and quality control problems, which could have a material adverse effect on its results of operations.

     PATENTS AND TRADEMARKS. The Company has applied to register the "ErgoBilt" trademark and has registered "BodyBilt" in the United States. The Company believes that protection of this trademark is important because of customer association of the trademark with BodyBilt(R) chairs. The Company also has a patent pending which relates to its current arm design. The Company's success and its ability to compete are dependent in part upon its proprietary technology. While the Company relies on patent, trademark, trade secret and copyright laws to protect its technology, the Company believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are more essential to establishing and maintaining a technology leadership position. There can be no assurance that others will not develop technologies that are similar or superior to the Company's technology.

     The seat design used in certain BodyBilt(R) chairs, which accounted for sales of approximately $1.2 million and $1.8 million for the years ended December 31, 1995 and 1996, respectively, is derived from a design patented by Dr. Jerome Congleton (the "Congleton Patent"). Dr. Congleton granted a license to manufacture seats using the Congleton Patent to both BodyBilt and Ergonomic Chairs, Inc., predecessor in interest to Neutral Posture Ergonomics, Inc. ("NPE"). Under the terms of this license agreement and related agreements, if more than 50% of the outstanding capital stock of BodyBilt is transferred, its license to manufacture chairs under the Congleton Patent will terminate. Accordingly, upon consummation of the Merger, the Company will no longer hold a license of the Congleton Patent. However, an agreement executed in connection with a 1991 settlement of litigation between BodyBilt, NPE and Dr. Congleton provides that a successor to BodyBilt has the right to manufacture, market, distribute and sell commercial, industrial and laboratory chairs using the Congleton Patent, although such successor may not advertise its use of the Congleton Patent. Accordingly, the Company believes that termination of its license of the Congleton Patent upon consummation of the Merger will have no material impact on the Company's business. NPE is owned and controlled in part by Drew Congleton's mother and sister. Dr. Congleton is the father of Drew Congleton, who will become a director of the Company and is an officer of BodyBilt. See "Management." Dr. Congleton is a consultant to NPE and has no association with the Company.

     PROPERTIES. The Company's manufacturing and assembly operations are conducted in its 65,000 square-foot Navasota facility. The Company leases approximately 2,000 square feet in Dallas for its principal executive offices. The Company also leases a showroom in Denver, a showroom in the Chicago Merchandise Mart and a small sales office in Dallas. The Company's other sales offices are located in the homes of its direct sales representatives.

     COMPETITION. The Company faces significant competition in the office furniture market. BodyBilt(R) chairs compete on the basis of quality, health benefits, comfort, service, price, design and durability. Existing and future competitors within the office furniture industry, including Herman Miller, Inc., Steelcase Design Partnership and Haworth Group, Inc., offer or will offer ergonomic products. Many of these competitors have much greater financial and other resources, and offer a broader product line, than the Company. By targeting its marketing efforts to corporate ergonomists and health, human services and safety managers rather than traditional facilities or purchasing managers, the Company has been able to establish a market niche in which the Company believes it is difficult for large office furniture producers to compete effectively. There is also competition from numerous smaller ergonomic furniture companies. The Company believes, however, that smaller competitors are often constrained by a lack of capital, access to distribution channels, manufacturing capabilities and/or management expertise.

     The Company believes that the following aspects of its marketing, sales, distribution and customer service are its competitive strengths: (i) the modular design and interchangeable components of BodyBilt(R) chairs permit customization to each worker's specifications, and the chairs can be adjusted to accommodate changing individual needs; (ii) manufacturing, sales and customer service are equipped to handle small orders, the traditional mainstay of the ergonomic business; (iii) orders generally are processed, manufactured and delivered in four weeks, approximately half the time normally required by large companies; and (iv) using interchangeable components facilitates on-site service and repair.

     EMPLOYEES. As of September 30, 1996, the Company employed 138 full-time and two part-time employees, of whom 14 were in management and administrative positions, 29 were in marketing, sales and distribution, and 97 were in manufacturing and assembly. None of the Company's employees is subject to any collective bargaining agreements, and management considers its relations with its employees to be good.

     GOVERNMENT REGULATION. The Company's operations must meet federal, state and local regulatory standards in the areas of safety, health and environmental pollution controls. Historically, those standards have not had any material adverse effect on the Company's sales or operations. The Company believes that its Navasota facility is in compliance in all material respects with applicable federal, state and local laws and regulations relating to safety, health and the environment. The Company cannot at this time estimate the impact of any new standards which may be applicable to the Company's operations or the costs of compliance with such standards.

     LEGAL PROCEEDINGS. The Company is involved from time to time in various legal proceedings and claims incident to the normal conduct of its business. The Company believes that such legal proceedings and claims, individually and in the aggregate, are not likely to have a material adverse effect on the Company's results of operations.

                                   MANAGEMENT

     DIRECTORS AND EXECUTIVE OFFICERS. The Company's directors and executive officers are as follows:

                 NAME                    AGE                  POSITION
                 ----                    ---                  --------
Gerald McMillan, PhD...................  45    Chairman of the Board and Director
Gerard Smith...........................  54    President and Chief Executive Officer
                                               of the Company and Director
P. Michael Sullivan....................  43    Senior Vice President and Chief
                                               Financial Officer
Drew Congleton(1)......................  34    Executive Vice President and National
                                               Sales Director of BodyBilt and Director
Robert E. Faust(1)(2)..................  57    Director
William Brown Glenn Jr.(1).............  43    Director
Mark McMillan(1).......................  42    Director
W. Barton Munro(1)(2)(3)...............  54    Director
William Weed(1)(3).....................  66    Director

---------------

          (1) To be appointed immediately after the completion of this offering

          (2) Member of the Audit Committee

          (3) Member of the Compensation Committee

     Gerald McMillan, PhD, has been Chairman of the Board of Directors of ErgoBilt since its inception on June 12, 1995, and was President from inception to August 15, 1996. Dr. McMillan currently serves as Chairman of the Board of Directors of ErgoBilt pursuant to the terms of that certain Executive Employment Agreement dated October 1, 1996, between ErgoBilt and Dr. McMillan (the "McMillan Employment Agreement"). He was employed as BodyBilt's Director of Marketing from January 1, 1993 to July 31, 1994 and served as a consultant to BodyBilt from August 1, 1994, until the creation of ErgoBilt. He also served as a consultant, directly and indirectly, to BodyBilt during 1991 and 1992. Dr. McMillan taught economics at the University of Dallas Graduate School of Management. He holds a PhD, an MS and a BS in economics from Texas A&M University. Dr. McMillan is the brother of Mark McMillan, the President of BodyBilt and a consultant of the Company, who will become a director and a principal shareholder of the Company upon the closing of this offering and the completion of the Merger.

     Gerard Smith became President and Chief Executive Officer of the Company and a director of ErgoBilt as of August 15, 1996 pursuant to the terms of that certain First Amended and Restated Executive Employment Agreement dated as of October 15, 1996, among ErgoBilt, BodyBilt and Mr. Smith (the "Smith Employment Agreement"). See "Management -- Employment and Consulting Agreements." Mr. Smith will become President and Chief Executive Officer of BodyBilt upon completion of the Merger. In August 1994, Mr. Smith formed Smith & Associates, a marketing consulting firm, where he served as President from 1994 to 1996. He also served as Chief Executive Officer of WTA TOUR Players Association, the organization responsible for managing the worldwide women's professional tennis tour, from 1989 to 1994. Mr. Smith previously served as Publisher and Vice Chairman of Newsweek from 1984 to 1989. Mr. Smith was Managing Director of the Los Angeles office of Ogilvy & Mather Advertising from 1978 to 1984. He holds a BA in psychology from Seton Hall University.

     P. Michael Sullivan joined ErgoBilt as a consultant in September 1996. He will become Senior Vice President and Chief Financial Officer of ErgoBilt upon the date of closing of this offering pursuant to the terms of that certain Executive Employment Agreement dated as of September 16, 1996, among ErgoBilt, BodyBilt and Mr. Sullivan (the "Sullivan Employment Agreement"). See "Management -- Employment and Consulting Agreements." Mr. Sullivan was Vice President, Chief Financial Officer, Secretary and Treasurer for USDATA Corporation from 1978 until he joined the Company. Mr. Sullivan is a certified public accountant and a member of the Texas Society of Certified Public Accountants. He holds a BS in Finance and Accounting from the University of Texas.

     Drew Congleton will become Executive Vice President, will continue to serve as National Sales Director of BodyBilt and has consented to become a director of the Company, immediately after the closing of the offering and the Merger. He has served as BodyBilt's Vice President since 1994 and as its National Sales Manager and Director of Research and Development since 1988. He is a member of the Human Factors and Ergonomic Society and represents BodyBilt on the National Science Foundation Industry/University Cooperative Research Center for Ergonomics at Texas A&M University. Mr. Congleton holds a BS in Organizational Communication from the University of Texas.


     Robert E. Faust has consented to become a director of the Company immediately after the closing of the offering. From 1965 to 1996, Mr. Faust served Westinghouse Electric Corporation in various executive and management capacities, including Executive Vice President of Westinghouse Communications, Vice President and Controller of Westinghouse Electric, and Vice President and Controller of Westinghouse Broadcasting. Mr. Faust has served as a director of Duquesne University, Mercy Hospital Foundation, Civic Light Opera of Pittsburgh, and Pittsburgh Hearing, Speech and Deaf Services, Inc., and as Chairman of Information Systems Management Council Manufacturers' Alliance for Productivity and Innovation. He holds a BS and an MBA in Finance from Duquesne University. He is a graduate of the Harvard University Advanced Management Program.

     William Brown Glenn, Jr. has consented to become a director of the Company immediately after the closing of the offering. Mr. Glenn is principally engaged in private investments. Since 1994, Mr. Glenn has been a Vice President of Air Age Services, Inc., a privately-held commercial aircraft maintenance and modification facility. Mr. Glenn was a Senior Vice President of Eastbridge Capital Inc./Eastbridge Asset Management from 1988 to 1994. Eastbridge is a primary dealer to the Federal Reserve and also provides hedge fund management, proprietary trading and investment banking services. Prior to November 1996, Mr. Glenn was a registered representative of APEX Securities, Inc. Mr. Glenn also has held capital markets and corporate finance positions with Merrill Lynch and Smith Barney, Harris Upham, Co. He holds a BA in Business Administration from the University of North Carolina.

     Mark McMillan has consented to become a director of, and has entered into an agreement to serve as a consultant for a two-year period to, the Company immediately after the closing of the offering. From 1994 to the closing of the offering Mr. McMillan has served as President of BodyBilt. Prior to that, he served as Vice-President of BodyBilt from 1988 to 1994. He holds a BA in Agricultural Economics from Texas A&M University. See "Certain Transactions."

     W. Barton Munro has consented to become a director of the Company immediately after the closing of the offering. He has served as a management consultant to BodyBilt for the past two years and has provided tax, legal and financial consulting services to various other clients. Mr. Munro has been Vice President, Smith Dairy Queen, Bryan, Texas, since 1991. Mr. Munro served as a tax partner in the Houston office of Peat, Marwick, Mitchell & Co. from 1972 to 1980 and was a Tax Manager in the Dallas office of Price Waterhouse & Co. from 1963 to 1972. Mr. Munro is a certified public accountant and is a member of the Texas Society of Certified Public Accountants. He holds a BBA and a JD from Southern Methodist University.

     William Weed has consented to become a director of the Company immediately after the closing of the offering. Mr. Weed has been managing partner of Paul Ray Berndtson, a New York executive search firm, since 1987. Prior to that, he was a Director of The Ogilvy Group, Director of Worldwide Accounts and member of the Personnel Committee for Ogilvy & Mather Worldwide and Chairman of Ogilvy & Mather/Europe, all engaged in advertising and marketing. Mr. Weed also serves the American Red Cross of Greater New York as Vice Chairman of the Board and is a member of the Board's executive and nominating committees. He is a trustee emeritus and a former member of the executive committee of the American Academy in Rome, Italy. He holds a BS from Carleton College and an MBA from Harvard University.


     TERMS OF OFFICE. Members of the Company's Board of Directors will be elected at each annual meeting of shareholders, to serve one-year terms or until their successors are elected and qualified or their earlier resignation or removal. ErgoBilt and certain current and future principal shareholders of ErgoBilt and their affiliates have entered into a Voting Agreement pursuant to which the parties thereto have agreed, among other things, to vote all shares of stock of ErgoBilt held by them to elect designated individuals to the Board of

Directors commencing immediately after the closing of the Merger. Vacancies in unexpired terms and any additional positions created are filled by action of the Board of Directors, subject to the Voting Agreement. See "Principal Shareholders." The executive officers of the Company are elected annually by the Board of Directors and serve at the discretion of the Board of Directors until their successors are elected and qualified or their earlier resignation or removal.

     AUDIT COMMITTEE. The Company's Board of Directors has established an Audit Committee comprised entirely of independent directors. The functions of the Audit Committee are to make recommendations to the Board of Directors regarding the engagement of the Company's independent accountants and to review with management and the independent accountants the Company's financial statements, basic accounting and financial policies and practices, audit scope and competency of accounting personnel. Members of the Audit Committee are appointed annually by the Board of Directors and serve at the discretion of the Board of Directors until their successors are appointed or their earlier resignation or removal.

     COMPENSATION COMMITTEE. The Company's Board of Directors has established a Compensation Committee. The Compensation Committee is responsible for reviewing and making recommendations to the Board of Directors with respect to compensation of executive officers, other compensation matters and awards under the Company's stock option plan. Members of the Compensation Committee are appointed annually by the Board of Directors and serve at the discretion of the Board until their successors are appointed or their earlier resignation or removal.

     COMPENSATION OF DIRECTORS. Directors who are not also employees of the Company receive $500 per board meeting attended and $200 per board committee meeting attended and are reimbursed for out-of-pocket expenses incurred for attendance at meetings. Under the Company's stock option plan, they will each receive an annual formula grant of nonqualified options to purchase 2,000 shares of Common Stock exercisable at the fair market value on the date of grant. See "Management -- Stock Option Plan."

     KEY EMPLOYEES. In addition to its executive officers, the Company believes that the following persons are key employees:

     Bob Schubert, 42, has served as the Controller and Director of Human Resources and Safety of BodyBilt since 1993. He joined BodyBilt as General Manager in 1990. Mr. Schubert holds a BA from Texas A&M University.

     Matthew L. Prochaska, 32, is BodyBilt's Director of Plant Operations. Mr. Prochaska joined BodyBilt as Special Projects Manager in January 1993 and served as Assistant Plant Manager, Plant Manager or International Sales Manager from July 1993 to September 1996. From 1986 to 1993, he worked for Campus Crusade for Christ, International in film production and distribution and in translating and publishing related playbills. Mr. Prochaska spent 1991 to 1993 as a campus director in Capetown, South Africa. He holds a BA from Texas A&M University.

EXECUTIVE COMPENSATION

     Gerald McMillan received $72,377 for services rendered to ErgoBilt for the year ended December 31, 1995. Mark McMillan, in his capacity as President and Chief Executive Officer of BodyBilt, received no compensation from BodyBilt in the form of salary or bonus for the year ended December 31, 1995. However, certain entities for which Mark McMillan is the sole shareholder received aggregate cash consideration of $403,488 for services rendered to and products acquired by BodyBilt during the year ended December 31, 1995. See "Certain Transactions." Drew Congleton, who has served as BodyBilt's Vice President and National Sales Manager and Director of Research and Development, received $122,392 in the form of salary and bonus for services rendered to BodyBilt for the year ended December 31, 1995. No other executive officer of ErgoBilt or BodyBilt received more than $100,000 for services rendered to the respective companies for the year ended December 31, 1995.

STOCK OPTION PLAN

     Scope. The Board of Directors and shareholders of the Company have approved the ErgoBilt, Inc. 1996 Stock Option Plan (the "Stock Option Plan"). The Stock Option Plan authorizes the Company to award incentive stock options and nonqualified stock options to purchase Common Stock to officers, employees, consultants and directors of the Company. The purpose of the Stock Option Plan is to attract, retain and motivate such persons.

     The Stock Option Plan authorizes the award of 400,000 shares of Common Stock to be used for incentive stock options or nonqualified stock options or restricted stock grants, of which no options have been granted as of the date of this prospectus. If an award made under the Stock Option Plan expires, is canceled or is otherwise terminated, those shares will be available for future awards under the Stock Option Plan. The Stock Option Plan will terminate December 31, 2006.

     Administration. The Stock Option Plan will be administered by the Compensation Committee. Subject to the provisions of the Stock Option Plan, the Compensation Committee will have authority to select those officers, directors, employees and consultants of the Company to receive awards, to determine the time or times of receipt, to determine the types of awards and the number of shares awarded and to establish the terms, conditions and provisions of such awards. In making such award determinations, the Compensation Committee may take into account the nature of services rendered by the recipient, his or her present and potential contribution to the Company's growth and success and such other factors as the Compensation Committee deems relevant. The Compensation Committee is authorized to interpret the Stock Option Plan, to establish, amend and revoke any rules and regulations relating to the Stock Option Plan, to determine the terms and provisions of any agreements made pursuant to the Stock Option Plan and to make all other determinations that may be necessary or advisable for the administration of the Stock Option Plan.

     Stock Options. Both incentive stock options and nonqualified stock options (collectively referred to as "Stock Options") may be granted pursuant to the Stock Option Plan. All Stock Options granted under the Stock Option Plan will have an exercise price per share to be determined by the Board of Directors, provided that the exercise price per share under each Stock Option shall not be less than the fair market value of a share of Common Stock at the time the Stock Option is granted (110% of such fair market value in the case of incentive stock options granted to a shareholder who owns 10% or more of the Company's outstanding Common Stock). The maximum term for all Stock Options granted under the Stock Option Plan is ten years (five years in the case of an incentive stock option granted to a shareholder who owns 10% or more of the Company's outstanding Common Stock). Moreover, no Stock Options may be granted under the Stock Option Plan more than ten years after the date of its adoption. All Stock Options are nontransferable other than by will or the laws of descent and distribution or a qualified domestic relations order, and during an optionee's lifetime may be exercised only by the optionee or the optionee's guardian or legal representative. Stock Options are exercisable at such time and in such installments as the Board of Directors may provide at the time the Stock Option is granted. The Compensation Committee may accelerate the exercisability of any Stock Option at any time. The purchase price for shares acquired pursuant to the exercise of a Stock Option must be paid in the manner determined by the Board of Directors. The terms and conditions of Stock Options relating to their treatment upon termination of the optionee's employment or association with the Company will be determined at the time the Stock Options are granted. The Company anticipates that Stock Options will vest over a period of four years with the initial 20% becoming exercisable on the six-month anniversary of the grant date and an additional 20% becoming exercisable on each of the first four anniversaries of the grant date. In the event of a change in control of the Company, as defined, awards under the Stock Option Plan become exercisable within 60 days. In addition, outside directors of the Company receive an annual formula grant of nonqualified options with a five-year term to purchase 2,000 shares of Common Stock exercisable at the fair market value on the date of grant.

EMPLOYMENT AND CONSULTING AGREEMENTS

     Gerald McMillan. The Company has entered into the McMillan Employment Agreement with Gerald McMillan to serve as Chairman of the Board of Directors of the Company for a term commencing as of

October 1, 1996, and continuing for three years after the closing of the Merger. Dr. McMillan will receive an annual base salary of $1, be eligible to participate in all Company bonus/incentive programs and stock option plans and be eligible to receive benefits under all other Company employee benefit plans. The McMillan Employment Agreement contains a non-competition covenant for the term of his employment and for a period of two years thereafter.

     Gerard Smith. ErgoBilt has entered into the Smith Employment Agreement with Gerard Smith to serve as a director and President and Chief Executive Officer of ErgoBilt and BodyBilt, for a term commencing as of August 15, 1996, and continuing for three years after the closing of this offering. Mr. Smith will receive an annual base salary of $125,000 following the closing of this offering and will be eligible to participate in all Company bonus/incentive programs and stock option plans and to receive benefits under all other Company employee benefit plans. The Smith Employment Agreement also sets forth certain terms under which Mr. Smith is granted registration rights for shares of Common Stock owned by him. Pursuant to the terms of the Smith Employment Agreement, upon Mr. Smith's voluntary termination of employment with the Company, Gerald McMillan has the right to purchase varying amounts of Mr. Smith's shares of Common Stock based upon Mr. Smith's length of service, less that number of shares having a value equal to $500,000, based on the price per share of Common Stock in this offering. Upon the termination of Mr. Smith's employment with the Company for due cause or the breach of the Smith Employment Agreement by the Company, Dr. McMillan has the right to purchase varying amounts of Mr. Smith's shares of Common Stock, less that number of shares having a value equal to $1,750,000, based on the price per share of Common Stock in this offering. Upon the occurrence of any triggering event, if Dr. McMillan does not purchase all of the shares he is entitled to purchase, any unpurchased shares may be redeemed by the Company. Mr. Smith has also agreed to a non-competition covenant with ErgoBilt during the term of his employment and for a period of two years thereafter.


     Mr. Smith also renders services to the Company under a Consulting Services Agreement entered into with the Company in July 1996. Pursuant to this agreement, Mr. Smith provides certain management services to the Company. This agreement terminates on the earlier of the closing of this offering or March 20, 1997. Mr. Smith has been compensated in the amount of $104,999 to date under this agreement. The Company's payment obligation to Mr. Smith is secured by the pledge of unrelated securities by Gerald McMillan. See "Certain Transactions."


     P. Michael Sullivan. ErgoBilt has entered into the Sullivan Employment Agreement with P. Michael Sullivan to serve as Senior Vice President and Chief Financial Officer of the Company for a three-year term commencing as of the closing of this offering. Mr. Sullivan will receive an annual base salary of $85,000 and be eligible to participate in all Company bonus/incentive programs and stock option plans and to receive benefits under all other Company employee benefit plans. Mr. Sullivan has also agreed to a non-competition covenant with the Company during the term of his employment and for a period of two years thereafter.


     Mr. Sullivan renders services to the Company pursuant to a Consulting Services Agreement entered into with ErgoBilt in September 1996. Pursuant to this agreement, Mr. Sullivan provides certain financial management services related to this offering during the period commencing on the date of the Consulting Services Agreement and terminating on the earlier of the closing of this offering or March 20, 1997. Mr. Sullivan receives a consulting fee of $7,000 per month for his services and has been paid $28,000 to date under the agreement.



     Drew Congleton. BodyBilt has entered into an Executive Employment Agreement with Drew Congleton, who will become a director and principal shareholder of the Company upon completion of this offering, pursuant to which Mr. Congleton will serve as Executive Vice President and National Sales Director of BodyBilt for an initial three-year term. The term shall be automatically renewed for successive one year terms until either party gives written notice of termination 60 days prior to the expiration of a then current term. Mr. Congleton will receive an annual base salary of $80,000 and be eligible to participate in all Company bonus/incentive programs and stock option plans and to receive benefits under all other Company employee benefit plans. The Executive Employment Agreement will include a non-competition covenant for the term of his employment and for a period of three years thereafter.

     For information regarding a consulting services agreement between the Company and Mark McMillan, see "Certain Transactions."

     All compensation decisions concerning executive officers have been made by the Board of Directors. See "Management -- Executive Compensation."

                              CERTAIN TRANSACTIONS

     Gerald McMillan, the Chairman of the Board and a principal shareholder of the Company, served either as a consultant or an employee of BodyBilt from January 1993 to February 1995. Dr. McMillan, or other entities controlled by him, received $132,660, $204,516 and $9,240 in 1993, 1994 and 1995,
respectively, as consulting fees or employee salary for services provided to BodyBilt. BodyBilt paid or accrued $403,917 to the Company, then wholly-owned by Dr. McMillan, during the period from June 12, 1995, through December 31, 1995, and $291,173 for the nine-month period ended September 30, 1996, for promotional literature and marketing development.

     Approximately $300,000 of the net proceeds of this offering will be used to pay certain obligations to Agrivest, Inc., a corporation owned by Mark McMillan ("Agrivest"), for consulting services related to the Merger and this offering.

     Pursuant to a March 1993 agreement, in each of 1993, 1994 and 1995, BodyBilt paid Agrivest $36,000 for accounting, payroll, and other administrative services. During 1993, 1994 and 1995, BodyBilt also paid Agrivest $12,000, $109,275 and $192,900, respectively, for management services, and $6,000, $6,000 and $2,000, respectively, for equipment rental.

     In January 1996, BodyBilt entered into a revised Business Management Contract with Agrivest, pursuant to which Agrivest provides accounting and other administrative services. Agrivest receives $5,000 a month for bookkeeping and general administrative services and $150 an hour for chief executive officer and chief financial officer services. During the nine-month period ended September 30, 1996, BodyBilt paid Agrivest an aggregate of $98,750 pursuant to this contract. This contract, which has a three-year term, may be terminated on 30 days' written notice by either party.

     During 1995 and the nine-month period ended September 30, 1996, BodyBilt purchased $172,588 and $10,000, respectively, of furniture and fixtures and building and leasehold improvements from Genemco, Inc., a corporation owned by Mark McMillan.

     All of BodyBilt's loans from The First National Bank of Bryan are guaranteed by Mark McMillan. The total amount of these loans was approximately $1.5 million at September 30, 1996. The Company intends to replace BodyBilt's existing line of credit with a new line of credit to be established by the Company after completion of the offering, at which time all of Mr. McMillan's personal guarantees of the existing BodyBilt line of credit will be released. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds" and Note 3 to BodyBilt's financial statements. Mr. McMillan has also guaranteed the Company's obligations to Leggett & Platt, Inc.

     In connection with the issuance of the Convertible Note to Summit, Gerald McMillan sold 34,000 shares of Common Stock to Summit. The Convertible Note is secured by a pledge of the first $500,000 that Gerald McMillan would be entitled to receive as a commission upon the sale of BodyBilt (other than in connection with the Merger) pursuant to certain agreements between Dr. McMillan and BodyBilt. This pledge will be released upon payment of the Convertible Note. If the Merger is consummated, Dr. McMillan will not be entitled to any commission. For further information concerning the issuance of the Convertible Note, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The Company has entered into a letter agreement with Mark McMillan pursuant to which the Company will purchase from Mr. McMillan or Dr. Troutman, at a purchase price equal to 90% of the price to public of the shares offered in this offering, that number of shares required to be delivered to the holder of the Convertible Note upon conversion. Approximately $225,000 of the net proceeds of this offering will be used to fund the purchase price of the acquired shares, assuming a price to public of $7.00 per share. Mr. McMillan may assign a portion of his obligation to Dr. Troutman. See "Use of Proceeds."


     In October 1996, the Company entered into a Consulting Services Agreement with Mark McMillan, who will become a director and a principal shareholder of the Company, for a two-year term commencing on the closing of this offering. Mr. McMillan will serve as a consultant to the Company with respect to the Company's operations, particularly during the transition period. Mr. McMillan will be compensated at the rate of $150 per hour. Mr. McMillan will be eligible to participate in all Company bonus/incentive programs and stock option plans and to receive benefits under all other Company employee benefit plans. The Consulting Services Agreement includes a non-competition covenant by Mr. McMillan during the term of the agreement and for three years thereafter.

     Gerald McMillan has secured the payment obligations of ErgoBilt to Mr. Smith under Mr. Smith's Consulting Services Agreement by pledging 80,000 shares of common stock of SA TeleCom, Inc. Upon completion of this offering, these payment obligations of ErgoBilt will be fully satisfied and the pledged stock released.


     In connection with the execution and delivery of Mr. Smith's Consulting Services Agreement, Gerald McMillan, Chairman of the Board of Directors of the Company, sold and transferred 664,868 shares of Common Stock to Mr. Smith in exchange for $31,040 in the form of a promissory note bearing interest at 7.5%. Principal and interest accrued are payable on June 27, 1999. Mr. Smith's payment obligation is secured by a pledge of the transferred shares. The Smith Employment Agreement gives Dr. McMillan and/or the Company the right to purchase varying amounts of such shares upon the termination of his employment with the Company, based upon his length of service. See "Management -- Employment and Consulting Agreements" and "Principal Shareholders."


     In 1989, BodyBilt borrowed $75,000 for working capital from Dr. Richard Troutman, a BodyBilt Shareholder and a principal shareholder of the Company. The Company intends to use a portion of the proceeds of this offering to repay the loan from Dr. Troutman. See "Use of Proceeds."

     The foregoing transactions were among affiliated parties and necessarily involved conflicts of interest. The Company believes that these transactions were on no less favorable terms than were reasonably available from unaffiliated third parties. Except as described above, all agreements pursuant to which the transactions described above in "Certain Transactions" were conducted will terminate no later than the effective date of the Merger.

     Although the Company has no present intention to do so, it may in the future enter into other transactions incident to its business with its directors, officers, prior shareholders and other affiliates. The Company's policy is that any transaction in the future with an affiliated entity, executive officer or director will be subject to review and approval by a majority of the Company's directors who have no interest in the transaction and will be on no less favorable terms than the Company could obtain from unaffiliated parties.

                             PRINCIPAL SHAREHOLDERS


     The following table sets forth as of January 31, 1997, and as adjusted to reflect the issuance of Common Stock and Series A Preferred Stock in the Merger, the sale of the shares of Common Stock offered hereby and the addition of six members to the Board of Directors immediately after this offering, certain information with respect to the beneficial ownership of Common Stock and Series A Preferred Stock by (i) each person who is or will be the beneficial owner of more than 5% of the outstanding Common Stock or Series A Preferred Stock, (ii) each of the Company's directors and executive officers and (iii) all directors and executive officers of the Company as a group. Unless otherwise indicated, each person listed in the table has or will have sole voting and investment power over the Common Stock or Series A Preferred Stock that the person beneficially owns. All of the persons included in the table have agreed not to dispose of their shares for 180 days after the date of this prospectus. See "Shares Eligible For Future Sale."



                                                                        AS ADJUSTED(2)
                                                         --------------------------------------------
                                  SHARES OF COMMON         SHARES OF COMMON       SHARES OF SERIES A
                                        STOCK                    STOCK              PREFERRED STOCK
                                BENEFICIALLY OWNED(2)     BENEFICIALLY OWNED      BENEFICIALLY OWNED
                                ---------------------    ---------------------    -------------------
     NAME AND ADDRESS OF                     PERCENT                  PERCENT                PERCENT
     BENEFICIAL OWNER(1)         NUMBER      OF CLASS     NUMBER      OF CLASS    NUMBER     OF CLASS
     -------------------        ---------    --------    ---------    --------    -------    --------
Gerald McMillan(3)(5).........  2,054,795      74.2%     2,054,795      34.5%          --       0.0%
Gerard Smith(4)(5)............    664,868      24.0%       664,868      11.2%          --       0.0%
Drew Congleton(6).............         --       0.0%       371,429(7)    6.2%     176,271      25.0%
Robert E. Faust(6)............         --       0.0%            --       0.0%          --       0.0%
William Brown Glenn, Jr.(6)...         --       0.0%            --       0.0%          --       0.0%
Mark McMillan(6)(8)...........         --       0.0%       557,143(7)    9.4%     264,407      37.5%
W. Barton Munro(6)............         --       0.0%            --       0.0%          --       0.0%
Dr. Richard Troutman..........         --       0.0%       557,143(7)    9.4%     264,407      37.5%
William Weed(6)...............         --       0.0%            --       0.0%          --       0.0%
All directors and executive
  officers as a group (2
  persons; 9 persons after
  this offering)..............  2,719,663      98.2%     3,648,235(7)   61.3%     440,678      62.5%


---------------

(1) The address for Gerald McMillan and Gerard Smith is 5000 Quorum Drive, Suite 147, Dallas, Texas 75240. The address for Drew Congleton is 2815 Manzano Court, College Station, Texas 77845. The address for Mark McMillan is 2506 River Forest, Bryan, Texas 77802. The address for Dr. Richard Troutman is 10225 Collins Avenue, Bal Harbour, Florida 33157.


(2) Applicable percentage of ownership assumes 2,770,285 shares of Common Stock outstanding on January 31, 1997, and 5,956,000 shares of Common Stock, assuming conversion of all 705,085 shares of Series A Preferred Stock outstanding after the completion of this offering. Assumes completion of this offering and the Merger and an initial offering price of $7.00 per share. See "The Reorganization."



(3) Includes 290,880 shares held by a trust for the benefit of Gerald McMillan's three minor children, as to which Gerald McMillan disclaims beneficial ownership.



(4) Includes 24,933 shares held by the Ashleigh Lynch Smith 1996 Irrevocable Trust for which Mr. Smith is trustee and 24,933 shares held by the Alyssa Kay Smith 1996 Irrevocable Trust for which Mr. Smith is trustee. Mr. Smith disclaims beneficial ownership of all shares held by such trusts.


(5) The Smith Employment Agreement gives Gerald McMillan and/or the Company the right to purchase varying amounts of the shares of Common Stock beneficially owned by Mr. Smith upon the termination of Mr. Smith's employment with the Company during the three-year term of the Smith Employment Agreement. See "Management -- Employment and Consulting Agreements."

(6) To become a director of the Company immediately after the closing of this offering. All of the shares of common stock and Series A Preferred Stock are held of record by Carter Creek Investments, Ltd., a Texas limited partnership, the general partner of which is River Forest Investments, Inc., a Texas corporation wholly-owned by Mark McMillan.

(7) Includes shares of Common Stock that the person or group has the right to acquire at any time upon conversion of the Series A Preferred Stock included in the table. See "Description of Capital Stock -- Series A Preferred Stock."


(8) Does not give effect to the Company's purchase of 35,714 shares of Common Stock from Mr. McMillan to enable the Company to deliver shares upon conversion of one-half of the principal balance of the Convertible Note. See "Use of Proceeds" and "Certain Transactions."

     VOTING AGREEMENT. ErgoBilt, the BodyBilt Shareholders, Gerard Smith, Gerald McMillan and certain of these shareholders' affiliates have entered into a voting agreement pursuant to which, among other agreements, the parties have agreed to vote any and all shares of voting stock of ErgoBilt held by them (collectively, the "Voting Shares") to elect Gerald McMillan, Gerard Smith, Drew Congleton and William Brown Glenn, Jr. members of the Board of Directors commencing immediately following the closing of the Merger and continuing for three consecutive one-year terms thereafter at each of ErgoBilt's 1997, 1998 and 1999 annual shareholders' meetings. In addition, the parties have agreed to vote the Voting Shares to elect W. Barton Munro, William Weed and Robert Faust members of the Board of Directors commencing immediately following the closing of the Merger and continuing for a one-year term thereafter at the 1997 annual meeting of shareholders of ErgoBilt. The Voting Agreement also provides that if William Brown Glenn, Jr. is unable to fulfill any term of service as a director as contemplated, Dr. Troutman retains the right to nominate a successor to fill the seat vacated by Mr. Glenn, and the parties agree to vote their Voting Shares for such nominee. See "Management."

                          DESCRIPTION OF CAPITAL STOCK


     The authorized capital stock of the Company consists of 20 million shares of Common Stock, $.01 par value, of which 2,770,285 shares were issued and outstanding as of September 30, 1996, and 10 million shares of preferred stock, $.01 par value (the "Preferred Stock"), of which 2.0 million shares will be designated Series A Preferred Stock prior to the completion of the Merger, and none of which are issued and outstanding. Upon completion of the Merger simultaneously with the closing of this offering, the Company expects to issue 705,085 shares of Series A Preferred Stock and 780,630 shares of Common Stock to BodyBilt Shareholders, assuming an initial public offering price of $7.00 per share. See "The Reorganization."


     COMMON STOCK. Holders of Common Stock are entitled to one vote for each share held in the election of directors and on all other matters submitted to a vote of shareholders. Cumulative voting of shares of Common Stock is prohibited. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election.

     Subject to the prior rights of the holders of any outstanding Preferred Stock, holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the assets of the Company remaining after payment of all liabilities and payment to holders of any outstanding Preferred Stock having an involuntary liquidation preference. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable.

     PREFERRED STOCK. Pursuant to the Company's Restated Articles of Incorporation, the Board of Directors is authorized, without any further notice or action of the shareholders, to issue 10.0 million shares of Preferred Stock in one or more series and to determine the relative rights, preferences and privileges of the shares of any such series. Except with respect to the Series A Preferred Stock to be issued upon completion of the Merger, there are no shares of Preferred Stock outstanding, and the Company has no present plans to issue any shares of Preferred Stock.

     SERIES A PREFERRED STOCK. No dividends are payable upon shares of Series A Preferred Stock. Series A Preferred Stock is entitled to an involuntary liquidation preference of $3.00 per share in the event of any involuntary liquidation, dissolution or winding up of the affairs of the Company, before any distribution or payment is made to holders of Common Stock. Series A Preferred Stock holders are entitled to one vote per share and, except as otherwise provided by applicable law, vote together with the holders of shares of Common Stock as a single class upon all matters upon which shareholders are entitled to vote.

     At any time within four years immediately following the Merger, each share of Series A Preferred Stock may be converted into that number of shares of Common Stock in the ratio that the Common Stock's initial public offering price bears to its average closing price for the 30 trading days immediately preceding the date on which notice of conversion is delivered to the Company, but not less than one. No fractional shares of

Common Stock will be issued upon conversion of shares of Series A Preferred Stock and no cash payment will be made in place of any fraction of a share which would otherwise be issuable.

     Any Series A Preferred Stock not converted by the conclusion of the four-year period following the Merger shall be converted automatically into that number of shares of Common Stock equal to the greater of either: (i) the quotient of (1) the initial public offering price, divided by (ii) the average closing price of the Common Stock as quoted on a national securities exchange or on the Nasdaq National Market for the 30 trading days immediately preceding the date which is four years and one day after closing; or (ii) one (1).

     CERTAIN ANTI-TAKEOVER PROVISIONS. Certain provisions of the Company's Restated Articles of Incorporation and Amended and Restated Bylaws, including the provisions limiting the right of shareholders to call special meetings and eliminating the right to take action without a meeting, and the advance notice provision, could make more difficult the acquisition of the Company by means of a tender or exchange offer, a proxy contest or otherwise. The provisions are summarized below. The Company and the principal shareholders have also entered into the Voting Agreement to re-elect certain members of the Board of Directors of the Company for three successive one-year terms. See "Management" and "Principal Shareholders."

     Size of Board of Directors. The Company's Restated Articles of Incorporation provide that the Board of Directors will consist of not less than five nor more than nine members, with the exact number to be determined from time to time by the affirmative vote of a majority of directors then in office. The exact number of board members is presently set at eight. The Board of Directors, and not the shareholders, has the authority to determine the number of directors and could prevent any shareholder from obtaining majority representation on the Company's Board of Directors by enlarging the Board of Directors and by filling the new directorships with the shareholder's own nominees.

     Preferred Stock. The Restated Articles of Incorporation authorize the Board of Directors to establish and issue one or more series of Preferred Stock without any action by the shareholders of the Company. Pursuant to this authority, the Company will issue the Series A Preferred Stock to the BodyBilt Shareholders in connection with the Merger. Although the Board has no intention at the present time of doing so, it could issue a series of Preferred Stock that could, depending on the terms of such series, provide for a liquidation preference over the Common Stock or impede the completion of a merger, tender offer or other takeover attempt. The Board of Directors, in so acting, could issue Preferred Stock having terms that discourage an acquisition attempt through which an acquiror may be otherwise able to change the composition of the Board of Directors, including a tender or exchange offer or other transaction that some, or a majority, of the Company's shareholders might believe to be in their best interest.

     No Shareholder Action By Written Consent; Special Meetings. The Company's Restated Articles of Incorporation provide that any action required to be taken or which may be taken by holders of Common Stock must be effected at a duly called annual or special meeting of such holders and may not be taken by any written consent of such shareholders. The Company's Restated Articles of Incorporation provide that special meetings of shareholders of the Company may be called only by the Chairman of the Board, the President, any two directors or the holders of at least 50% of all the shares of the Company entitled to vote at a proposed special meeting. These provisions may have the effect of delaying consideration of a shareholder proposal until the next annual meeting unless a special meeting is called. The provisions of the Restated Articles of Incorporation prohibiting shareholder action by written consent would prevent the holders of a majority of the voting power of the Company from taking action by written consent without giving all the shareholders of the Company entitled to vote on a proposed action the opportunity to participate in determining such proposed action.

     Removal of Directors. The Company's Restated Articles of Incorporation provide that directors may be removed from office, but only for cause, and that any action taken by shareholders to remove one or more directors for cause may only be taken by the affirmative vote of a majority of the directors then in office (exclusive of the director whose removal is sought) or the holders of at least a majority of the total outstanding shares entitled to vote at a special meeting called for such purpose. See "Principal Shareholders -- Voting Agreement."

     Amendment of Bylaws. The Company's Amended and Restated Bylaws may be adopted, amended or repealed by a two-thirds vote of (i) the shares entitled to vote or (ii) the directors then in office.

     Approval of Certain Transactions. The Company's Amended and Restated Bylaws require, in addition to any vote required by law or agreement, the affirmative vote by at least two-thirds of either (i) the outstanding shares of "voting stock," or (ii) the Board of Directors, to approve, authorize, adopt or consummate by the Company and any of its subsidiaries any "business combination" with a "related person." A "business combination" includes (i) any merger or consolidation of the Company with or into a "related person," (ii) any merger or consolidation of a "related person" with or into the Company, (iii) any transfer of a substantial part (20% or more) of the assets of the Company to a "related person," (iv) any transfer of a substantial part (20% or more) of the assets of a "related person" to the Company, (v) the issuance of any securities of the Company to a "related person," (vi) certain reclassifications and recapitalizations, (vii) any partial or complete liquidation, spin-off, split-off, or split-up or similar transaction of the Company involving a "related person," and (viii) any transaction, event, agreement, contract, commitment or other arrangement that provides for, is intended to or is likely to have an effect similar to the above. A "related person" includes, but is not limited to, any person that owns or is the beneficial owner of five percent or more of the outstanding shares of the Company's voting stock. "Voting stock" constitutes shares which are entitled to vote for the election of the Company's directors. A related person's voting stock is excluded from the calculation of shareholder votes relating to a "business combination."

     Advance Notice Provisions for Certain Shareholder Actions. The Company's Amended and Restated Bylaws provide that shareholders seeking to bring business before an annual or special meeting of shareholders must provide timely notice thereof in writing. To be timely, this notice must be received at the Company's principal executive offices not less than 90 days nor more than 120 days prior to the meeting. A shareholder's notice to the Secretary shall set forth as to each matter the shareholder proposes to bring before the meeting (i) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, and, in the event that such business includes a proposal to amend either the Restated Articles of Incorporation or the Amended and Restated Bylaws, the language of the proposed amendment; (ii) the name and record address of the shareholder proposing such business; (iii) the class and number of shares of the Company which are beneficially owned by such shareholder; and (iv) any material interest of such shareholder in such business. The provisions requiring timely notice of shareholder business ensures both orderly meetings and an adequate opportunity for the Board of Directors to review business to be decided at such meetings. This provision, however, will also preclude some shareholders from bringing matters before the shareholders and directors at an annual or special meeting.

     LIMITATION ON LIABILITY. The Company's Restated Articles of Incorporation and Amended and Restated Bylaws provide for indemnification of officers, directors, employees and consultants of the Company. Under existing law, directors of the Company are not liable to the Company or its shareholders for monetary damages for an act or omission occurring in their capacity as a director. However, directors are liable (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith that constitute a breach of duty of the director of the Company or that involve intentional misconduct or a knowing violation of law,
(iii) for transactions from which the director received an improper benefit, whether or not the benefit resulted from action taken within the scope of the director's office, or (iv) for acts or omissions for which the liability of a director is expressly provided by law.

     TRANSFER AGENT AND REGISTRAR. The transfer agent and registrar for the Common Stock is Chase Mellon Shareholder Services.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this offering and the Merger, the Company will have outstanding 705,085 shares of Series A Preferred Stock and 5,250,915 shares of Common Stock, including shares issued to the BodyBilt Shareholders, assuming an initial public offering price of $7.00 per share. Of these shares of Common Stock, the 1,700,000 shares sold in this offering may be publicly offered and sold without restriction, unless they are purchased by affiliates of the Company. Shares of Common Stock outstanding prior to completion of this offering (and all of the shares of Series A Preferred Stock and Common Stock to be issued upon completion of the Merger) will be "restricted securities" under the Securities Act (the "Restricted Shares"). The Restricted Shares may be sold only if they are registered under the Securities Act or pursuant to an applicable exemption from the registration requirements of the Securities Act, including Rule 144 or Rule 701 thereunder. The Company, its executive officers, directors and certain current and future principal shareholders have agreed that they will not, directly or indirectly, offer, sell, contract to sell, grant any option to sell, or otherwise dispose of shares of Common Stock or other securities which are substantially similar to the Common Stock, or securities convertible into or exercisable or exchangeable for or any rights to purchase or acquire Common Stock or securities which are substantially similar to the Common Stock. See "Underwriting."



     In general, under Rule 144 as currently in effect, affiliates of the Company or a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years but less than three years is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Common Stock (approximately 52,500 shares immediately after the offering and the completion of the Merger and using an initial public offering price of $7.00 per share) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. No sales are permitted under Rule 144 until the Company has been subject to reporting with the Securities and Exchange Commission for at least 90 days. Any person (or persons whose shares are aggregated) who is not deemed to have been an "affiliate" of the Company at any time during the 90 days preceding a sale, and who has beneficially owned Restricted Shares for at least three years, would be entitled to sell such shares under Rule 144 without regard to the volume or manner of sale limitations referred to above.


     Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from the Company by its employees, directors, officers, consultants or advisors before the date the Company becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. Securities issued in reliance on Rule 701 are restricted securities and, beginning 90 days after the date of this Prospectus, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its two-year minimum holding period requirements. Such securities will be subject, however, to any lock-up agreements related to such securities.


     There are also (i) 400,000 shares of Common Stock reserved for issuance under the Company's Stock Option Plan, (ii) 170,000 shares of Common Stock subject to the Representatives' Warrants, and (iii) up to 51,000 shares of Common Stock subject to the Lender's Warrant. The Company intends to file a registration statement on Form S-8 covering sales of shares issued upon exercise of any securities issued under the Stock Option Plan. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources" and "Underwriting."


     BodyBilt Shareholders have certain rights with respect to their shares of Common Stock issued in connection with the Merger, and their shares of Common Stock issuable upon the conversion of shares of Series A Preferred Stock received by them in connection with the Merger. Two years after the closing of this offering, the Company will undertake on not more than two occasions to register the BodyBilt Shareholders' shares and to cause each registration to remain effective for a period of at least 120 days. The BodyBilt Shareholders also have unlimited "piggy-back" registration rights if the Company files a registration statement

(other than on Form S-4 or S-8) if the BodyBilt Shareholders accept the terms of the proposed underwriting. The managing underwriter may limit or exclude any such shares, if it determines that it would be appropriate to limit or exclude such shares due to market factors. The Company is required to file a "shelf" registration statement four years after the closing of this offering and to keep the shelf registration effective for two years. The Merger Agreement specifies in detail other terms and conditions affecting the BodyBilt Shareholders' registration rights. The Company has granted identical "piggy-back" registration rights to Summit with respect to 34,000 shares of Common Stock and up to approximately 35,714 additional shares which Summit is entitled to receive upon conversion of up to $250,000 of the principal balance due under the Convertible Note. The Company has also granted "piggy-back" registration rights to Gerard Smith with respect to the 664,868 shares of Common Stock beneficially owned by him, which are exercisable only after the termination of his employment with the Company. Additionally, the Representatives will receive demand and "piggy-back" registration rights in connection with the Representatives' Warrants, and Summit will receive identical registration rights in connection with the Lender's Warrant to purchase up to 51,000 shares. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Underwriting."


     No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sales, will have on the market price of the Common Stock. The sale of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock.

                                  UNDERWRITING

     The Underwriters named below, for whom Cruttenden Roth Incorporated and Principal Financial Securities, Inc. are acting as the representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth opposite their respective names below. The nature of the obligations of the Underwriters is such that if any of such shares are purchased, all must be purchased.


                                                              NUMBER OF
                            NAME                               SHARES
                            ----                              ---------
Cruttenden Roth Incorporated................................    550,000
Principal Financial Securities, Inc. .......................    550,000
Davenport & Co. of Virginia, Inc. ..........................     50,000
EVEREN Securities, Inc. ....................................     50,000
First of Michigan Corporation...............................     50,000
Interstate/Johnson Lane Corporation.........................     50,000
Josephthal Lyon & Ross Incorporated.........................     50,000
C.L. King & Associates, Inc. ...............................     50,000
Laidlaw Equities, Inc. .....................................     50,000
McDonald & Company Securities, Inc. ........................     50,000
Rauscher Pierce Refsnes, Inc. ..............................     50,000
Stifel, Nicolaus & Company, Incorporated....................     50,000
H.C. Wainwright & Co., Inc. ................................     50,000
Wheat, First Securities, Inc. ..............................     50,000
                                                              ---------
          Total.............................................  1,700,000
                                                              =========



     The Underwriters initially propose to offer the shares of Common Stock offered hereby to the public at the price to public set forth on the cover page of this prospectus. The Underwriters may allow a concession to selected dealers who are members of the National Association of Securities Dealers, Inc. ("NASD") not in excess of $.30 per share, and the Underwriters may allow, and such dealers may reallow, to members of the NASD a concession not in excess of $.10 per share. After the public offering, the price to public, the concession and the reallowance may be changed by the Representatives.

     The Company has granted an option to the Underwriters, exercisable within 45 days after the date of this prospectus, to purchase up to an additional 255,000 shares of Common Stock at the initial price to public, less the underwriting discount, set forth on the cover page of this prospectus. The Underwriters may exercise the option only for the purpose of covering over-allotments. To the extent that the Underwriters exercise such option, each Underwriter will be committed, subject to certain conditions, to purchase from the Company that number of additional shares of Common Stock which is proportionate to such Underwriter's initial commitment.



     The Company has also agreed to sell to the Representatives warrants to purchase up to 170,000 shares of Common Stock at a price of $.01 per warrant. The Representatives' Warrants will be exercisable for a period of four years, commencing one year after the date of this prospectus, at an initial per share exercise price equal to 120% of the price to public set forth on the cover page of this prospectus. The Representatives' Warrants are not redeemable by the Company under any circumstances. Neither the Representatives' Warrants nor the shares of Common Stock issuable upon exercise thereof may be transferred, assigned or hypothecated until one year from the date of this prospectus, except that they may be assigned, in whole or in part, to any successor, officer, director, member or partner of the Representatives.


     The holders of the Representatives' Warrants will have no voting, dividend or other rights as shareholders of the Company unless and until the exercise of the Representatives' Warrants. The number of securities deliverable upon any exercise of the Representatives' Warrants or its underlying securities and the exercise price of the Representatives' Warrants are subject to adjustment to protect against any dilution upon the occurrence of certain events, including issuance of stock dividends, stock splits, subdivision or combination of outstanding stock and reclassification of stock.

     The Company has agreed with the Representatives to register the Lender's Warrants, the Representatives' Warrants and/or the underlying shares for resale, on one such occasion at any time during the four-year period commencing one year following the date of this prospectus upon written demand by either the Representatives or Summit. Once such demand has been made by either the Representatives or Summit, the demand registration rights will expire for the other party. The Company has agreed with the Representatives that if, during the four-year period commencing one year following the date of this prospectus, the Company registers any of its Common Stock for sale pursuant to a registration statement (with the exception of Form S-4, Form S-8 or other inappropriate form), it will use its best efforts, upon request of any of the holders of the Representatives' Warrants and/or the underlying shares, to include such securities as a part of the registration statement. The Company will bear all the costs, except underwriting discounts and the Representatives' legal fees, for one "piggy-back" registration.

     The Company, its executive officers, directors and principal shareholders have agreed that for a period of 180 days after the date of this prospectus they will not, directly or indirectly, offer, sell, contract to sell, grant any option to sell, or otherwise dispose of shares of Common Stock or other securities which are substantially similar to the Common Stock or securities convertible into or exercisable or exchangeable for or any rights to purchase or acquire Common Stock or securities which are substantially similar to the Common Stock without the prior written consent of Cruttenden Roth Incorporated, on behalf of itself and Principal Financial Securities, Inc., as Representatives of the Underwriters.

     Prior to this offering, there has been no market for the Common Stock and there can be no assurance that a regular trading market will develop upon the completion of this offering. The initial public offering price was determined by negotiations between the Company and the Representatives. The primary factors considered in determining such offering price included the history of and prospects for the industry in which the Company competes, market valuation of comparable companies, market conditions for public offerings, the history of and prospects for the Company's business, the Company's past and present operations and earnings and the trend of such earnings, the prospects for future earnings of the Company, the Company's current financial position, an assessment of the Company's management, the general condition of the securities markets, the demand for similar securities of comparable companies and other relevant factors.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments which the Underwriters may be required to make in respect thereof. The Company has also agreed to pay to the Representatives a non-accountable expense equal to 2% of the aggregate offering price to the public for due diligence and other out-of-pocket expenses.

     The Representatives have advised the Company that they do not expect any sales by the Underwriters to accounts over which they exercise discretionary authority.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby is being passed upon for the Company by Wolin, Fuller, Ridley & Miller LLP, Dallas, Texas. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Gardere & Wynne, L.L.P., Dallas, Texas.

                                    EXPERTS

     The balance sheet of the Company as of December 31, 1995, and the related statements of operations, shareholders' equity and cash flows for the period from June 12, 1995, to December 31, 1995, and the balance sheet of BodyBilt as of December 31, 1995, and the related statements of income, shareholders' equity and cash flows for the year then ended included herein and elsewhere in the Registration Statement have been included in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of that firm as experts in accounting and auditing.

     The balance sheet of BodyBilt as of December 31, 1994, and the related statements of income, cash flow and shareholders' equity for the years ended December 31, 1994, and 1993, included herein and elsewhere in the registration statement have been included in reliance upon the report of Thompson, Derrig & Slovacek PC, independent certified public accountants, appearing elsewhere herein, and upon the authority of that firm as experts in accounting and auditing. Thompson, Derrig & Slovacek PC continues to perform work for BodyBilt Seating but was succeeded as BodyBilt's auditors on February 28, 1996 by KPMG Peat Marwick LLP. Their report on the financial statements did not contain any adverse opinion or disclaimer of opinion nor was it qualified or modified as to uncertainty, audit scope or accounting principles. BodyBilt's decision to change auditors was approved by BodyBilt's board of directors. In connection with their audits, Thompson, Derrig & Slovacek PC did not identify any reportable conditions. During BodyBilt's two most recent fiscal years and the interim period preceding the change in auditors, there were no disagreements between BodyBilt and Thompson, Derrig & Slovacek PC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of Thompson, Derrig & Slovacek PC, would have caused it to make reference to the subject matter of the disagreement in connection with its report.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (as amended and together with all exhibits thereto, the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered hereby. This prospectus constitutes a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted from this prospectus as permitted by the rules and regulations of the Commission. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete and, where such agreement or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement and to the schedules and exhibits thereto.

     The Registration Statement and the exhibits may be inspected, without charge, and copies may be obtained, at prescribed rates, at the public reference facilities of the Commission maintained at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549, or on the Internet at http://www.sec.gov. Copies of the Registration Statement and the exhibits may also be inspected, without charge, at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, copies of the Registration Statement and the exhibits may be obtained by mail, at prescribed rates, from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, DC 20549.

     As a result of this offering, the Company will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and regional offices referred to above. The Company intends to furnish its shareholders with annual reports containing consolidated financial statements certified by its independent auditors and with quarterly reports for each of the first three quarters of each fiscal year containing unaudited consolidated financial information.

     The Company intends to furnish to its shareholders annual reports containing audited consolidated financial statements certified by independent public accountants for each fiscal year and quarterly reports containing unaudited consolidated financial statements for the first three quarters of each fiscal year.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
ERGOBILT, INC.
Report of Independent Auditors..............................   F-2
Balance Sheet, December 31, 1995............................   F-3
Statement of Income for the Period Ended December 31,
  1995......................................................   F-4
Statement of Shareholder's Equity for the Period Ended
  December 31, 1995.........................................   F-5
Statement of Cash Flows for the Period Ended December 31,
  1995......................................................   F-6
Notes to Financial Statements...............................   F-7

Balance Sheet, September 30, 1996 (unaudited)...............   F-9
Statements of Income (Loss) for the Nine-Month Period Ended
  September 30, 1996 and the Period from June 12, 1995 to
  September 30, 1995 (unaudited)............................  F-10
Statements of Shareholders' Equity for the Nine-Month Period
  Ended September 30, 1996 and the Period from June 12, 1995 to September 30, 1995 (unaudited).........................  F-11
Statements of Cash Flows for the Nine-Month Period Ended
  September 30, 1996 and the Period from June 12, 1995 to
  September 30, 1995 (unaudited)............................  F-12
Notes to Financial Statements (unaudited)...................  F-13

BODYBILT SEATING, INC.
Reports of Independent Auditors.............................  F-14
Balance Sheets, December 31, 1994 and 1995..................  F-16
Statements of Income for the Years Ended December 31, 1993,
  1994 and 1995.............................................  F-18
Statements of Shareholders' Equity for the Years Ended
  December 31, 1993, 1994 and 1995..........................  F-19
Statements of Cash Flows for the Years Ended December 31,
  1993, 1994 and 1995.......................................  F-20
Notes to Financial Statements...............................  F-21

Balance Sheet, September 30, 1996 (unaudited)...............  F-25
Statements of Income for the Nine-Month Periods Ended
  September 30, 1995 and 1996 (unaudited)...................  F-26
Statements of Shareholders' Equity for the Nine-Month
  Periods Ended September 30, 1995 and 1996 (unaudited).....  F-27
Statements of Cash Flows for the Nine-Month Periods Ended
  September 30, 1995 and 1996
  (unaudited)...............................................  F-28
Notes to Financial Statements (unaudited)...................  F-29

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
ErgoBilt, Inc.:

     We have audited the accompanying balance sheet of ErgoBilt, Inc., as of December 31, 1995, and the related statements of operations, shareholder's equity, and cash flows for the period from June 12, 1995 to December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ErgoBilt, Inc. as of December 31, 1995, and the results of its operations and its cash flows for the period from June 12, 1995 to December 31, 1995, in conformity with generally accepted accounting principles.

                                            KPMG PEAT MARWICK LLP

Houston, Texas
September 9, 1996

                                 ERGOBILT, INC.

                                 BALANCE SHEET
                               DECEMBER 31, 1995

                                     ASSETS


Current assets:
  Cash......................................................  $ 14,150
  Accounts receivable.......................................    32,617
  Notes receivable -- related party, current portion........     5,317
  Deferred tax assets.......................................     6,728
                                                              --------
          Total current assets..............................    58,812
                                                              --------
Property and equipment:
  Furniture and fixtures....................................     2,050
  Equipment.................................................     9,205
  Computer equipment........................................    17,677
     Less: Accumulated depreciation.........................    (2,380)
                                                              --------
          Property and equipment, net.......................    26,552
                                                              --------
Other assets:
  Notes receivable -- related party, less current portion...    33,996
  Organizational cost, net..................................       274
                                                              --------
          Total other assets................................    34,270
                                                              --------
          Total assets......................................  $119,634
                                                              ========

                 LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities:
  Accounts payable, trade...................................  $  4,217
  Accrued liabilities.......................................    51,604
  Income taxes..............................................     9,894
                                                              --------
          Total current liabilities.........................    65,715
                                                              --------
Deferred income taxes.......................................     7,676
Shareholder's equity:
  Preferred stock, $.01 par value, 10,000,000 shares
     authorized.............................................
  Common stock; $.0001 par value 20,000,000 shares
     authorized; 2,770,285 shares issued and outstanding....       277
  Paid-in capital...........................................       723
  Retained earnings.........................................    45,243
                                                              --------
  Total shareholder's equity................................    46,243
                                                              --------
Commitments and contingencies
          Total liabilities and shareholder's equity........  $119,634
                                                              ========


   The accompanying notes are an integral part of these financial statements.

                                 ERGOBILT, INC.

                              STATEMENT OF INCOME
         FOR THE PERIOD JUNE 12, 1995 (INCEPTION) TO DECEMBER 31, 1995

Sales.......................................................  $403,917
Cost of sales:
  Subcontractors and direct labor costs.....................    90,321
  Advertising and media costs...............................    16,688
                                                              --------
          Total cost of sales...............................   107,009
                                                              --------
          Gross profit......................................   296,908
Selling, general and administrative expenses
  Compensation..............................................   174,549
  Other.....................................................    64,953
                                                              --------
          Total selling, general and administrative
          expenses..........................................   239,502
                                                              --------
          Operating income..................................    57,406
                                                              --------
Interest expense............................................     1,321
                                                              --------
Income before income taxes..................................    56,085
Income tax expense..........................................    10,842
                                                              --------
          Net income........................................  $ 45,243
                                                              ========

   The accompanying notes are an integral part of these financial statements.

                                 ERGOBILT, INC.

                       STATEMENT OF SHAREHOLDER'S EQUITY
         FOR THE PERIOD JUNE 12, 1995 (INCEPTION) TO DECEMBER 31, 1995


                                            COMMON      COMMON    PAID-IN    RETAINED
                                            SHARES      STOCK     CAPITAL    EARNINGS     TOTAL
                                           ---------    ------    -------    --------    -------
Balance at June 12, 1995 (inception).....  2,770,285     $277      $723      $    --     $ 1,000
Net income...............................         --       --        --       45,243      45,243
                                           ---------     ----      ----      -------     -------
Balance at December 31, 1995.............  2,770,285     $277      $723      $45,243     $46,243
                                           =========     ====      ====      =======     =======


   The accompanying notes are an integral part of these financial statements.

                                 ERGOBILT, INC.

                            STATEMENT OF CASH FLOWS
         FOR THE PERIOD JUNE 12, 1995 (INCEPTION) TO DECEMBER 31, 1995

Cash flows from operating activities:
  Net income................................................  $ 45,243
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation...........................................     2,380
     Amortization...........................................        36
     Deferred income taxes..................................       948
  Change in assets and liabilities:
     (Increase) decrease in:
       Accounts receivable..................................   (32,617)
       Other noncurrent assets..............................      (310)
       Accounts payable, trade..............................     4,217
       Accrued liabilities..................................    56,190
       Income taxes.........................................     5,308
                                                              --------
          Net cash provided by operating activities.........    81,395
                                                              --------
Cash flows from investing activities:
  Purchases of property and equipment.......................   (28,932)
  Loans to related parties..................................   (43,476)
  Repayment of loans to related parties.....................     4,163
                                                              --------
          Net cash used by investing activities.............   (68,245)
                                                              --------
Cash flows from financing activities -- issuance of common
  stock.....................................................     1,000
                                                              --------
          Net cash provided by financing activities.........     1,000
                                                              --------
Net increase in cash........................................    14,150
Cash at beginning of period.................................        --
                                                              --------
Cash at end of period.......................................  $ 14,150
                                                              ========
Supplemental disclosure -- interest paid....................  $  1,321
                                                              ========

   The accompanying notes are an integral part of these financial statements.

                                 ERGOBILT, INC.

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

(1) GENERAL AND SUMMARY SIGNIFICANT ACCOUNTING PRINCIPLES

  Business Activity

     ErgoBilt, Inc. (the "Company"), a Texas corporation, was incorporated on June 12, 1995 pursuant to the laws of the State of Texas as The Chafferton Company, Inc. The Company is engaged in consulting services regarding design and advertising trade issues.

  Accounts Receivable and Revenue Recognition

     The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. Revenue is recognized as consulting projects are completed as the projects are of short-duration.

  Property and Equipment

     Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the related equipment ranging from 5 to 7 years. Maintenance and repairs are charged to operations when incurred. Replacements and betterments are capitalized.

  Organizational Costs

     Organizational costs are amortized over five years.

  Income Taxes

     Deferred income taxes are determined using the asset and liability method, under which deferred tax assets and liabilities are determined based on differences between financial accounting and tax basis of assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense or benefit is the payable or refund for the period plus or minus the change during the period in deferred tax assets and liabilities.

  Statement of Cash Flows

     For purposes of the statement of cash flows, cash equivalents include time deposits and all highly liquid debt instruments with original maturities of three months or less when purchased.

  Use of Estimates and Assumptions

     Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could vary from the estimates that were used.

  Fair Market Value of Financial Instruments

     The carrying amount for cash and notes receivable is not materially different than fair market value because of the share maturities of the instruments and/or their respective interest rates.

  New Accounting Pronouncements

     Effective January 1, 1996, the Company will adopt SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. Accordingly, in the event that facts and circumstances indicate that property and equipment and intangible or other assets, may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future cash flows associated with the asset is compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is necessary. Adoption of this standard is not expected to have a material effect on the financial position or results of operations of the Company.

                                 ERGOBILT, INC.

     As of January 1, 1996, SFAS No. 123, Accounting for Stock-Based Compensation, will be effective for the Company. SFAS No. 123 permits, but does not require, a fair value-based method of accounting for employee stock option plans which results in compensation expense recognition when stock options are granted. As permitted by SFAS No. 123, the Company will provide pro forma disclosure of net income and earnings per share, as applicable, in the notes to future consolidated financial statements.

(2) RELATED PARTY TRANSACTIONS

     The Company made loans to an employee in the amount of $500 and to another company owned by the sole shareholder in the amount of $42,976. The loan to the company owned by the sole shareholder is a long-term advance expected to be repaid quarterly over a five year period plus 6% interest. The sole shareholder of the Company is also the shareholder of another corporation which provided services to the Company as a subcontractor consultant. In 1995, the total expenses related to these services amounted to $49,034.

     The Company has had virtually one customer from inception, BodyBilt Seating, Inc. (Body Bilt) which is partially owned (37.5%) by the sole shareholder's brother.

(3) INCOME TAXES

     Deferred tax assets and liabilities as of December 31, 1995 are as follows:

Current deferred tax asset..................................  $ 6,728
Non-current deferred tax liability..........................   (7,676)
                                                              -------

     The non-current deferred tax liability results from the use of statutory accelerated tax depreciation methods and the current deferred tax asset results from the use of cash basis reporting for federal income tax reporting purposes.

     The components of income tax expense for the year ended December 31, 1995 are as follows:

Federal:
  Current...................................................    $ 7,622
  Deferred..................................................        729
State:
  Current...................................................      2,272
  Deferred..................................................        219
                                                                -------
                                                                $10,842
                                                                =======

     The Company's effective tax rate is approximately 19% due to the graduated tax rates available to the Company.

(4) CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

     The Company's business activities are primarily with customers located within the state of Texas. Financial instruments which potentially expose the Company to credit loss include trade accounts receivable and cash. During 1995, one customer accounted for 100% of revenues. At December 31, 1995, one customer comprised 100% of trade accounts receivable (Body Bilt). All of this receivable was collected subsequent to February 28, 1996. Management evaluates accounts receivable balances on an on-going basis and provides allowances as necessary for amounts estimated to eventually become uncollectible.

(5) SUBSEQUENT EVENTS

     In August 1996, the Company formed a subsidiary (EB Subsidiary, Inc.) and jointly entered into an agreement with BodyBilt Seating, Inc. (BodyBilt), the terms of which provide for the merger of BodyBilt with and into EB Subsidiary, Inc.


     The Company affected a 2,770-for-1 stock split in January 1997. The effects of the stock split have been retroactively applied to the financial statements.

                                 ERGOBILT, INC.

                                 BALANCE SHEET
                               SEPTEMBER 30, 1996
                                  (UNAUDITED)

                                     ASSETS


                                                                1996
                                                              --------
Current assets
  Cash......................................................  $260,301
  Accounts receivable.......................................     6,271
  Prepaid federal & state income tax........................    18,480
  Deferred tax assets.......................................    42,749
  Notes receivable -- related party.........................    47,675
                                                              --------
          Total current assets..............................   375,476
                                                              --------
Property and equipment
  Furniture and fixtures....................................     4,344
  Equipment.................................................     9,455
  Computer equipment........................................    35,411
     Less: Accumulated depreciation.........................    (8,698)
                                                              --------
  Property and equipment, net...............................    40,512
                                                              --------
Other assets
  IPO costs.................................................   182,809
  Organizational cost, net..................................       227
                                                              --------
          Total other assets................................   183,036
                                                              --------
          Total assets......................................  $599,024
                                                              ========

                 LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable, trade...................................  $ 37,250
  Accrued liabilities.......................................    98,941
  Payable to related party..................................   188,250
  Notes payable.............................................   500,000
                                                              --------
          Total current liabilities.........................   824,441
                                                              --------
Deferred income taxes.......................................     2,102
Shareholders' equity
  Preferred stock, $.01 par value, 10,000,000 shares
     authorized.............................................
  Common stock; $.0001 par value; 20,000,000 shares
     authorized; 2,770,285 shares issued and outstanding....       277
  Paid-in capital...........................................       723
  Retained earnings (deficit)...............................  (228,519)
                                                              --------
          Total shareholders' equity........................  (227,519)
                                                              --------
Commitments and contingencies
          Total liabilities and shareholders' equity........  $599,024
                                                              ========


   The accompanying notes are an integral part of these financial statements.

                                 ERGOBILT, INC.

                          STATEMENTS OF INCOME (LOSS)
             FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1996 AND
        THE PERIOD FROM JUNE 12, 1995 (INCEPTION) TO SEPTEMBER 30, 1995
                                  (UNAUDITED)

                                                                1995       1996
                                                              --------   ---------
Sales.......................................................  $271,699   $ 301,610
Cost of sales:
  Subcontractors and direct labor costs.....................    51,936     122,167
  Advertising and media costs...............................     4,647      16,775
                                                              --------   ---------
          Total cost of sales...............................    56,583     138,942
                                                              --------   ---------
     Gross profit...........................................   215,116     162,668
Selling, general and administrative expenses
  Compensation..............................................    43,224     146,128
  Other (including $188,250 to a related party).............    48,518     328,566
                                                              --------   ---------
          Total selling, general and administrative
           expenses.........................................    91,742     474,694
                                                              --------   ---------
     Operating income (loss)................................   123,374    (312,026)
                                                              --------   ---------
  Interest income...........................................     1,695          --
  Interest expense..........................................    (1,143)      3,333
                                                              --------   ---------
          Income (loss) before income taxes.................   123,926    (315,359)
  Income tax (expense) benefit..............................   (33,262)     41,595
                                                              --------   ---------
     Net income (loss)......................................  $ 90,664   $(273,764)
                                                              ========   =========

   The accompanying notes are an integral part of these financial statements.

                                 ERGOBILT, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY
             FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1996 AND
        THE PERIOD FROM JUNE 12, 1995 (INCEPTION) TO SEPTEMBER 30, 1995
                                  (UNAUDITED)


                                                                ADDITIONAL   RETAINED
                                            COMMON     COMMON    PAID-IN     EARNINGS
                                            SHARES     STOCK     CAPITAL     (DEFICIT)      TOTAL
                                           ---------   ------   ----------   ---------    ---------
Balance at June 12, 1995 (inception).....  2,770,285    $277       $723      $      --    $   1,000
Net income (loss)........................         --      --         --         90,664       90,664
                                           ---------    ----       ----      ---------    ---------
Balance at September 30, 1995............  2,770,285    $277       $723      $  90,664    $  91,664
                                           =========    ====       ====      =========    =========
Balance at December 31, 1995.............  2,770,285    $277       $723      $  45,245    $  46,245
Net income (loss)........................         --      --         --       (273,764)    (273,764)
                                           ---------    ----       ----      ---------    ---------
Balance at September 30, 1996............  2,770,285    $277       $723      $(228,519)   $(227,519)
                                           =========    ====       ====      =========    =========


   The accompanying notes are an integral part of these financial statements.

                                 ERGOBILT, INC.

                            STATEMENTS OF CASH FLOWS
               FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1996
      AND THE PERIOD FROM JUNE 12, 1995 (INCEPTION) TO SEPTEMBER 30, 1995
                                  (UNAUDITED)

                                                                1995         1996
                                                              ---------    ---------
Cash flows from operating activities:
  Net income (loss).........................................  $  90,664    $(273,764)
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
     Depreciation...........................................      1,315        6,319
     Amortization...........................................         21           47
  Change in assets and liabilities:
  (Increase) decrease in:
     Accounts receivable....................................    (20,137)      26,346
     Prepaid federal & state income tax.....................       (310)     (18,480)
     Deferred tax asset.....................................          0      (42,749)
     Accounts payable, trade................................      3,503       33,034
     Deferred tax liability.................................      3,429        1,154
     Payable to related party...............................         --      188,250
     Other current liabilities..............................     34,339       37,444
                                                              ---------    ---------
          Net cash used by operating activities.............    112,824      (42,399)
                                                              ---------    ---------
Cash flows from investing activities:
  Purchases of property and equipment.......................    (22,175)     (20,279)
  Loans to shareholder......................................    (81,667)      (8,362)
                                                              ---------    ---------
          Net cash used by investing activities.............   (103,842)     (28,641)
                                                              ---------    ---------
Cash flows from financing activities:
  Note payable..............................................         --      500,000
  IPO costs.................................................         --     (182,809)
  Common stock..............................................        204           --
  Additional paid-in capital................................        796           --
                                                              ---------    ---------
          Net cash provided by financing activities.........      1,000      317,191
                                                              ---------    ---------
Net increase in cash........................................      9,982      246,151
Cash at beginning of period.................................          0       14,150
                                                              ---------    ---------
Cash at end of period.......................................  $   9,982    $ 260,301
                                                              =========    =========

   The accompanying notes are an integral part of these financial statements.

                                 ERGOBILT, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                  (UNAUDITED)
                          SEPTEMBER 30, 1995 AND 1996

(1) GENERAL

     Ergobilt, Inc. (the "Company"), was incorporated on June 12, 1995 pursuant to the laws of the State of Texas as The Chafterton Company, Inc. The Company is engaged in consulting services regarding design and advertising trade issues.

     The interim financial statements included herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information present not misleading. It is suggested that these financial statements be read in conjunction with the financial statements and notes for the year ended December 31, 1995.

     In the opinion of management, the unaudited interim financial information of the Company contains all adjustments, consisting only of those of a normal recurring nature, necessary to present fairly the Company's financial position and the results of it operations and cash flows for the periods presented. The results of operations for the periods presented are not necessarily indicative of the results to be expected for a full year.

(2) STOCK SPLIT


     The Company affected a 2,770-for-1 stock split in January 1997. The effects of the stock split have been retroactively applied to the financial statements.


(3) NOTE PAYABLE


     In September 1996, the Company obtained a $500,000 loan at an interest rate of 8% per annum which is due to mature on September 30, 1997. In connection with the establishment of this borrowing, the Company's chairman sold and transferred 34,000 shares of Common Stock to the lender for an aggregate consideration of $34,000 and the Company issued a warrant to the lender to acquire up to 51,000 shares of Common Stock at an initial per share exercise price equal to 120% of the price to public in the initial public offering of the Company. The warrant is exercisable for a period of four years, commencing one year after the initial public offering of the Company. This note is secured by a personal guarantee of the Company's chairman. The Company intends to repay the note partly from the proceeds of this initial public offering of the Company's Common Stock and also by shares of Common Stock at the initial offering price per share.


(4) SUBSEQUENT EVENTS


     The Company has entered into a merger agreement (the "Merger Agreement") with BodyBilt Seating, Inc. ("BodyBilt") for the merger (the "Merger") of BodyBilt into a wholly-owned subsidiary of the Company to be completed simultaneously with the closing of an offering of shares of common stock by the Company. As consideration for the Merger, the shareholders of BodyBilt will receive $17.6 million payable in a combination of cash ($7.2 million), 780,630 shares of common stock of the Company valued at $5.46 million, and 705,085 shares of Series A Preferred Stock of the Company valued at $4.94 million, assuming an initial public offering price of $7.00 per share. The cash portion of the Merger Consideration will be reduced by the anticipated distribution of approximately $4.4 million related to S corporation earnings to be made to the shareholders of BodyBilt prior to the Merger.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
BodyBilt Seating, Inc.:

     We have audited the accompanying balance sheet of BodyBilt Seating, Inc. as of December 31, 1995, and the related statements of income, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the 1995 financial statements referred to above present fairly, in all material respects, the financial position of BodyBilt Seating, Inc. as of December 31, 1995, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                               KPMG PEAT MARWICK LLP
Houston, Texas
April 26, 1996

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
BodyBilt Seating, Inc.:

     We have audited the accompanying balance sheet of BodyBilt Seating, Inc. as of December 31, 1994, and the related statements of income, shareholders' equity, and cash flows for each of the years in the two-year period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BodyBilt Seating, Inc. as of December 31, 1994, and the results of its operations and its cash flows for each of the years in the two-year period then ended, in conformity with generally accepted accounting principles.

                                            Thompson, Derrig & Slovacek PC
Bryan, Texas
June 22, 1995

                             BODYBILT SEATING, INC.

                                 BALANCE SHEETS
                           DECEMBER 31, 1994 AND 1995

                                     ASSETS

                                                                 1994          1995
                                                              ----------    ----------
CURRENT ASSETS
  Cash and cash equivalents.................................  $   30,073    $   86,541
  Accounts receivable.......................................   1,663,426     2,470,488
  Inventory.................................................     961,059     1,456,248
  Prepaid expenses..........................................      39,569       124,694
  Employee receivable.......................................       9,769        17,787
  Deposits..................................................       4,800            --
  Shareholder receivable....................................       3,800            --
                                                              ----------    ----------
          Total current assets..............................   2,712,496     4,155,758
                                                              ----------    ----------
PROPERTY, PLANT & EQUIPMENT
  Land......................................................       7,450         7,450
  Building and improvements.................................     445,224       945,611
  Furniture & fixtures......................................      30,654        65,377
  Equipment.................................................     223,399       383,916
  Vehicles..................................................     213,710       288,146
  Computer equipment........................................      97,076       217,517
                                                              ----------    ----------
                                                               1,017,513     1,908,017
  Less: Accumulated depreciation............................     129,541       254,804
                                                              ----------    ----------
                                                                 887,972     1,653,213
                                                              ----------    ----------
OTHER ASSETS
  Deposits..................................................       1,915         2,573
  Employee receivables......................................       1,595            --
  Loans receivable..........................................       2,000            --
                                                              ----------    ----------
                                                                   5,510         2,573
                                                              ----------    ----------
                                                              $3,605,978    $5,811,544
                                                              ==========    ==========

                See accompanying notes to financial statements.

                             BODYBILT SEATING, INC.

                           DECEMBER 31, 1994 AND 1995

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                 1994          1995
                                                              ----------    ----------
CURRENT LIABILITIES
  Current portion of long-term debt.........................  $   54,241    $  225,935
  Accounts payable:
     Trade..................................................     280,757       641,109
     Other..................................................          --        27,181
  Taxes payable.............................................      65,669       114,771
  Commissions payable.......................................      33,981       139,150
  Accrued salaries..........................................      89,712       102,487
  Deferred revenue..........................................      51,031            --
                                                              ----------    ----------
          Total current liabilities.........................     575,391     1,250,633
                                                              ----------    ----------
LONG-TERM DEBT
  Notes payable, less current portion.......................     747,811     1,083,944
  Note payable -- shareholder...............................      75,000        75,000
                                                              ----------    ----------
          Total long-term liabilities.......................     822,811     1,158,944
                                                              ----------    ----------
SHAREHOLDERS' EQUITY
  Common stock, no par value; Authorized 500 shares; issued
     and outstanding -- 200 shares..........................       1,000         1,000
  Retained earnings.........................................   2,206,776     3,400,967
                                                              ----------    ----------
          Total shareholders' equity........................   2,207,776     3,401,967
                                                              ----------    ----------
COMMITMENTS AND CONTINGENCIES
          Total liabilities and shareholders' equity........  $3,605,978    $5,811,544
                                                              ==========    ==========

                See accompanying notes to financial statements.

                             BODYBILT SEATING, INC.

                              STATEMENTS OF INCOME
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                                                            1993          1994          1995
                                                         ----------    ----------    -----------
Sales..................................................  $6,534,963    $9,188,830    $13,672,349
                                                         ----------    ----------    -----------
Cost of sales..........................................   3,237,210     4,789,293      7,218,561
                                                         ----------    ----------    -----------
  Gross profit.........................................   3,297,753     4,399,537      6,453,788
Selling, general and administrative expenses
  Compensation.........................................     645,385     1,240,846      1,418,005
  Commissions..........................................     330,122       518,199        895,471
  Advertising..........................................     153,122       316,402        751,732
  Promotional costs....................................     179,389       217,912        320,109
  Other................................................     855,232       971,951      1,169,481
                                                         ----------    ----------    -----------
          Total selling, general and administrative
            expenses...................................   2,163,250     3,265,310      4,554,798
     Operating income..................................   1,134,503     1,134,227      1,898,990
  Interest expense.....................................     (24,194)      (30,155)       (56,910)
  Other income.........................................          69         6,385         37,111
                                                         ----------    ----------    -----------
  Income before income taxes...........................   1,110,378     1,110,457      1,879,191
Income tax expense.....................................      50,000        50,000         85,000
                                                         ----------    ----------    -----------
          Net income...................................  $1,060,378    $1,060,457    $ 1,794,191
                                                         ==========    ==========    ===========

                See accompanying notes to financial statements.

                             BODYBILT SEATING, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                                                         COMMON STOCK
                                                        $.00 PAR VALUE
                                                        ---------------    RETAINED
                                                        SHARES   AMOUNT    EARNINGS      TOTAL
                                                        ------   ------   ----------   ----------
Balances at December 31, 1992..........................  200     $1,000   $1,002,607   $1,003,607
Distributions to shareholders..........................   --         --     (583,333)    (583,333)
Net income.............................................   --         --    1,060,378    1,060,378
                                                         ---     ------   ----------   ----------
Balances at December 31, 1993..........................  200      1,000    1,479,652    1,480,652
Distributions to shareholders..........................   --         --     (333,333)    (333,333)
Net income.............................................   --         --    1,060,457    1,060,457
                                                         ---     ------   ----------   ----------
Balances at December 31, 1994..........................  200      1,000    2,206,776    2,207,776
Distributions to shareholders..........................   --         --     (600,000)    (600,000)
Net income.............................................   --         --    1,794,191    1,794,191
                                                         ---     ------   ----------   ----------
Balances at December 31, 1995..........................  200     $1,000   $3,400,967   $3,401,967
                                                         ===     ======   ==========   ==========

                See accompanying notes to financial statements.

                             BODYBILT SEATING, INC.

                            STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                                                            1993          1994          1995
                                                         ----------    ----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income...........................................  $1,060,378    $1,060,457    $ 1,794,191
                                                         ----------    ----------    -----------
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation......................................      36,485        75,926        134,098
     Bad debts.........................................       5,451         3,619         10,658
     Loss (gain) on sale of assets.....................          --          (656)         6,178
  Change in assets and liabilities:
  (Increase) decrease in:
     Accounts receivable...............................    (648,087)     (455,052)      (817,720)
     Inventories.......................................    (499,128)       50,580       (495,189)
     Prepaids..........................................      (2,754)      (11,760)       (85,125)
     Deposits and loans................................     (26,337)       29,561          6,142
     Related party receivables.........................      (7,391)       34,173         (2,623)
     Accounts payable..................................     325,842      (124,371)       387,533
     Accrued salaries..................................      26,734        27,586         12,775
     Taxes payable.....................................       6,584        13,354         49,102
     Commissions payable...............................       5,926          (417)       105,169
     Customer deposits.................................     (31,197)      (19,574)            --
     Deferred revenue..................................          --        51,031        (51,031)
                                                         ----------    ----------    -----------
          Net cash provided by operations..............     252,506       734,457      1,054,158
                                                         ----------    ----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property, plant and equipment............    (223,719)     (632,358)      (917,577)
  Proceeds from sale of property, plant and
     equipment.........................................          --         3,397             --
                                                         ----------    ----------    -----------
          Net cash used in investment activities.......    (223,719)     (628,961)      (917,577)
                                                         ----------    ----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from borrowings.............................     565,162     1,164,309      2,660,309
  Repayment of borrowings..............................      (7,472)     (920,447)    (2,140,422)
  Distributions to shareholders........................    (583,333)     (333,333)      (600,000)
                                                         ----------    ----------    -----------
          Net cash used in financing activities........     (25,643)      (89,471)       (80,113)
                                                         ----------    ----------    -----------
          Net increase in cash.........................       3,144        16,025         56,468
Cash and cash equivalents at beginning of year.........      10,904        14,048         30,073
                                                         ----------    ----------    -----------
Cash and cash equivalents at end of year...............  $   14,048    $   30,073    $    86,541
                                                         ==========    ==========    ===========
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND
  FINANCING ACTIVITIES:
  Sale of equipment in settlement of note payable......  $       --    $       --    $    12,060
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
  Interest.............................................  $   24,194    $   30,155    $    94,738
  Federal income taxes.................................  $       --    $       --    $        --

                See accompanying notes to financial statements.

                             BODYBILT SEATING, INC.

                         NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1993, 1994 AND 1995

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Organization and Operations

     BodyBilt Seating, Inc. (the "Company") (formerly The Chair Works, Inc., Congleton Chair Works, Inc., and Lubbock Molasses, Inc.) was incorporated on November 22, 1982 pursuant to the laws of the State of Texas and elected to be treated as an S corporation. The Company is engaged in the manufacture and assembly of custom built ergonomic chairs for commercial, industrial and residential use.

  Cash and Cash Equivalents

     For purposes of the statements of cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

  Revenue Recognition

     The Company recognizes revenue at the time chairs are shipped to customers.

  Accounts Receivable

     Accounts receivable are stated net of all known uncollectible accounts. The Company uses historical experience to determine an allowance for doubtful accounts. At December 31, 1995 and 1994, it was determined that no allowance was necessary.

  Income Taxes

     No provision or benefit for federal income taxes has been included in these financial statements since taxable income or loss passes through to, and is reported by, the shareholders, individually.

  Inventories

     Inventories consist of the following:

                                                                1994         1995
                                                              --------    ----------
Raw materials...............................................  $299,361    $  371,703
Component parts.............................................   435,698       757,795
Finished goods..............................................   226,000       326,750
                                                              --------    ----------
                                                              $961,059    $1,456,248
                                                              ========    ==========

     Inventory is stated at average cost for purchased parts and average cost plus allocated labor and overhead for parts manufactured by the Company. All inventory is stated at the lower of cost or market value.

  Property, Plant & Equipment

     Property, plant and equipment are stated at cost and depreciated using the straight line method of depreciation. The assets are depreciated over the following estimated useful lives:

                                                             YEARS
                                                             -----
Building and improvements...................................  39
Furniture and fixtures......................................  10
Equipment...................................................  10
Vehicles....................................................   5
Computer equipment..........................................   5

                             BODYBILT SEATING, INC.

                        DECEMBER 31, 1993, 1994 AND 1995

  Fair Value of Financial Instruments

     The carrying amounts of cash equivalents, accounts receivable, employee receivable and accounts payable approximate fair value because of the short maturity of those instruments. The estimated fair value of notes payable is equivalent to its carrying value due to the floating interest rate.

  Use of Estimates

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

  New Accounting Pronouncements

     Effective January 1, 1996, the Company will be required to adopt SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Accordingly, in the event that facts and circumstances indicate that property and equipment, and intangible or other assets, may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future cash flows associated with the asset is compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value was necessary. Adoption of this standard is not expected to have a material effect on the financial position or results of operations of the Company.

     As of January 1, 1996, SFAS No. 123, "Accounting for Stock-Based Compensation," will be effective for the Company. SFAS No. 123 permits, but does not require, a fair value-based method of accounting for employee stock option plans which results in compensation expense recognition when stock options are granted. As permitted by SFAS No. 123, the Company will provide pro forma disclosure of net income and earnings per share, as applicable, in the notes to future consolidated financial statements.

NOTE 2 -- RELATED PARTY TRANSACTIONS:

     The Company paid Agrivest, Inc. ("Agrivest"), a corporation wholly-owned by the Company's president and director, a management fee of $36,000 in 1993, 1994 and 1995 for accounting, payroll and other administrative services provided. The Company paid consulting fees to Agrivest for additional management services of $12,000, $109,275, and $192,900 during 1993, 1994 and 1995, respectively.
Agrivest supplied the Company with certain managers and employees during 1993. The Company reimbursed those salaries and related employee benefits which totaled $165,828 in 1993.

     The Company leased vehicles from Agrivest and paid rentals of $6,000 during 1993 and 1994 and $2,000 during 1995. The Company leased vehicles from a shareholder and paid rentals of $7,394 and $4,508, during 1993 and 1994, respectively.

     The brother of the Company's president and director assisted in the development of the Company's promotional literature during 1993, 1994 and 1995. During 1993, consulting fees of $15,000 were paid to this individual. During part of 1993 and 1994, the Company employed this individual. Payments of $47,054, $119,036, and $413,157 were made during 1993, 1994 and 1995, respectively, to companies owned by the individual for promotional literature and marketing development.

     During 1994, the Company purchased $100,851 of furniture and fixtures, computer equipment and building improvements from a company owned by the Company's secretary/treasurer. During 1995, the Company purchased $172,588 of furniture and fixtures and building and leasehold improvements from a company owned by the Company's president and director.

                             BODYBILT SEATING, INC.

                        DECEMBER 31, 1993, 1994 AND 1995

     Accounts payable to related parties were $60,834 and $49,420 at December 31, 1995 and 1994, respectively.

NOTE 3 -- NOTES PAYABLE:

                                                       BALANCE     BALANCE
                            INTEREST                      AT          AT
         PAYEE                RATE        MATURITY     12-31-94    12-31-95         COLLATERAL
         -----            -------------   --------     --------   ----------   --------------------
The First National Bank    Prime + .75%
  of                          (9.75% at
  Bryan.................      12/31/95)      1999(1)   $200,000   $  610,000   Accounts receivable,
                                                                               inventory, and life
                                                                               insurance policy(2)
The First National Bank
  of
  Bryan.................   Prime + .75%      2000       490,000      473,667   Building and
                                                                               contents and life
                                                                               insurance policy(2)
The First National Bank
  of
  Bryan.................   Prime + .75%      2000            --       76,850   Equipment(2)
The First National Bank
  of
  Bryan.................   7.5% to 9.5%      1997        99,461      149,362   Vehicles(2)
                                          to 1999
Richard Troutman,
  Shareholder...........             0%      2000(3)     75,000       75,000   Company stock
Other...................                                 12,591           --
                                                       --------   ----------
                                                        877,052    1,384,879
Less amount due within
  one year..............                                 54,241      225,935
                                                       --------   ----------
                                                       $822,811   $1,158,944
                                                       ========   ==========

---------------

(1) Repayment on the line of credit requires monthly interest payments until April 30, 1996 when monthly principal installments and interest are required until April 30, 1999 when the note matures. Maximum credit amount available under the line of credit is $1,000,000.

(2) Personally guaranteed by Mark McMillan, president and shareholder of the Company.

(3) As the personal guarantees by Mark McMillan are reduced below $75,000, repayment in amounts equal to the reduction in personal guarantees will begin.

     The principal portion of long-term debt outstanding at December 31, 1995 and during the five years succeeding 1995 are as follows:

1996......................................................  $  225,935
1997......................................................     296,221
1998......................................................     295,354
1999......................................................     136,120
Thereafter................................................     431,249
                                                            ----------
                                                            $1,384,879
                                                            ==========

                             BODYBILT SEATING, INC.

                        DECEMBER 31, 1993, 1994 AND 1995

NOTE 4 -- OBLIGATIONS UNDER OPERATING LEASES:

     The Company has operating leases for office space and vehicles. Minimum annual rental commitments at December 31, 1995 are as follows:

                        YEARS ENDED
                        DECEMBER 31:
                        ------------
1996........................................................  $53,442
1997........................................................   41,174
1998........................................................    4,400
                                                              -------
                                                              $99,016
                                                              =======

     Most of the operating leases contain one of the following options: (a) the Company can, after the initial lease term, purchase the property at the then fair market value of the property, or in several cases an amount specified in the lease, or (b) the Company can renew its lease at the then fair rental value.

NOTE 5 -- COMMITMENTS AND CONTINGENCIES

     The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

NOTE 6 -- SUBSEQUENT EVENT (UNAUDITED)

     In August 1996, the Company agreed to merge with ErgoBilt, Inc. The completion of the merger will not take place unless there is a successful public offering of ErgoBilt, Inc's shares.

                             BODYBILT SEATING, INC.

                                 BALANCE SHEET
                                  (UNAUDITED)
                               SEPTEMBER 30, 1996

                                     ASSETS

CURRENT ASSETS:
  Cash and cash equivalents.................................  $   46,148
  Accounts receivable.......................................   2,833,018
  Inventory.................................................   1,690,201
  Prepaid expenses..........................................     124,123
  Employee receivable.......................................      54,492
  Deposits..................................................       2,702
                                                              ----------
          Total current assets..............................   4,750,684
                                                              ----------
PROPERTY, PLANT AND EQUIPMENT:
  Land......................................................       7,450
  Building and improvements.................................   1,210,467
  Furniture and fixtures....................................     154,887
  Equipment.................................................     555,094
  Vehicles..................................................     398,668
  Computer equipment........................................     417,575
                                                              ----------
                                                               2,744,141
  Less accumulated depreciation.............................     459,029
                                                              ----------
          Property, plant and equipment, net................   2,285,112
                                                              ----------
          Total assets......................................  $7,035,796
                                                              ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current portion of long-term debt.........................  $  191,849
  Accounts payable and accrued expenses:
     Trade..................................................     670,152
     Other..................................................     153,593
  Taxes payable.............................................      93,282
  Commissions payable.......................................      98,228
                                                              ----------
          Total current liabilities.........................   1,207,104
                                                              ----------
LONG-TERM DEBT:
  Notes payable, less current portion.......................   1,329,037
  Note payable -- shareholder...............................      75,000
                                                              ----------
          Total long-term debt..............................   1,404,037
                                                              ----------
SHAREHOLDERS' EQUITY:
  Common stock, no par value; Authorized 500 shares; issued
     and outstanding
     -- 200 shares..........................................       1,000
  Retained earnings.........................................   4,423,655
                                                              ----------
          Total shareholders' equity........................   4,424,655
COMMITMENTS AND CONTINGENCIES
                                                              ----------
          Total liabilities and shareholders' equity........  $7,035,796
                                                              ==========

           See accompanying notes to unaudited financial statements.

                             BODYBILT SEATING, INC.

                              STATEMENTS OF INCOME
                                  (UNAUDITED)
          FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996

                                                                 1995          1996
                                                              ----------    -----------
Sales.......................................................  $9,250,906    $12,553,265
Cost of sales...............................................   5,080,371      6,617,577
                                                              ----------    -----------
          Gross profit......................................   4,170,535      5,935,668
Selling, general and administrative expenses................   3,106,942      4,081,595
                                                              ----------    -----------
          Operating income..................................   1,063,593      1,854,073
Interest expense............................................     (73,873)      (108,541)
Other income (expense)......................................      24,058            147
                                                              ----------    -----------
Income before income taxes..................................   1,013,778      1,745,679
Income tax expense..........................................      41,614         39,658
                                                              ----------    -----------
          Net income........................................  $  972,164    $ 1,706,021
                                                              ==========    ===========

           See accompanying notes to unaudited financial statements.

                             BODYBILT SEATING, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY
                                  (UNAUDITED)
              NINE MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996

                                                 COMMON    COMMON     RETAINED
                                                 SHARES    STOCK      EARNINGS       TOTAL
                                                 ------    ------    ----------    ----------
Balance at January 1, 1995.....................   200      $1,000    $2,206,776    $2,207,776
Distributions to shareholders..................    --         --       (600,000)     (600,000)
Net income.....................................    --         --        972,164       972,164
                                                  ---      ------    ----------    ----------
Balance at September 30, 1995..................   200      1,000      2,578,940     2,579,940
                                                  ===      ======    ==========    ==========
Balance at January 1, 1996.....................   200      1,000      3,400,967     3,401,967
Distributions to shareholders..................    --         --       (683,333)     (683,333)
Net income.....................................    --         --      1,706,021     1,706,021
                                                  ---      ------    ----------    ----------
Balance at September 30, 1996..................   200      $1,000    $4,423,655    $4,424,655
                                                  ===      ======    ==========    ==========

           See accompanying notes to unaudited financial statements.

                             BODYBILT SEATING, INC.

                            STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
          FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996

                                                                1995          1996
                                                              ---------    ----------
Cash flows from operating activities:
Net income..................................................  $ 972,164    $1,706,021
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation...........................................     76,180       205,923
     Bad debts..............................................      4,438        13,046
     Loss on sale of assets.................................      6,178            --
     Barter transactions....................................         --       (64,553)
  Change in assets and liabilities:
  (Increase) decrease in:
     Accounts receivable....................................   (264,605)     (375,576)
     Inventories............................................   (371,304)     (233,953)
     Prepaids...............................................    (42,493)      (12,390)
     Deposits...............................................      4,800        (1,798)
     Related party receivables..............................      2,010       (36,705)
     Accounts payable.......................................    232,609        16,883
     Accrued salaries.......................................    (89,712)       36,085
     Taxes payable..........................................     12,075       (21,489)
     Commissions payable....................................      6,468       (40,922)
     Deferred revenue.......................................    (51,031)           --
                                                              ---------    ----------
          Net cash provided by operations...................    497,777     1,190,572
                                                              ---------    ----------
Cash flows from investing activities -- purchase of
  property, plant and equipment.............................   (498,097)     (708,714)
Cash flows from financing activities:
  Net borrowings under revolving line of credit.............    725,000       771,082
  Repayment of notes payable................................   (129,068)     (610,000)
  Distributions to shareholders.............................   (600,000)     (683,333)
                                                              ---------    ----------
          Net cash used in financing activities.............     (4,068)     (522,251)
Net increase in cash........................................     (4,388)      (40,393)
Cash and cash equivalents at beginning of the period........     30,073        86,541
                                                              ---------    ----------
Cash and cash equivalents at end of the period..............  $  25,685    $   46,148
                                                              =========    ==========
Supplemental disclosure of noncash investing and financing
  activities:
  Sale of equipment in settlement of note payable...........  $  12,060    $       --
  Purchases of equipment in exchange for notes payable......         --        49,925
                                                              =========    ==========
Supplemental disclosure of cash flow information:
  Interest paid during the period...........................  $  73,873    $  108,541
                                                              =========    ==========

           See accompanying notes to unaudited financial statements.

                             BODYBILT SEATING, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                  (UNAUDITED)
                          SEPTEMBER 30, 1995 AND 1996

     In the opinion of management, all adjustments considered necessary for a fair presentation of the results of the interim period have been included. Operating results for any interim period are not necessarily indicative of the results that may be expected for the entire fiscal year. These statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 1995.

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization and Operations

     BodyBilt Seating, Inc. (the "Company") (formerly the Chair Works, Inc., Congleton Chair Works, Inc., and Lubbock Molasses, Inc.) was incorporated on November 22, 1982 pursuant to the laws of the State of Texas and elected to be treated as an S Corporation. The Company is engaged in the manufacture and assembly of custom built ergonomic chairs for commercial, industrial and residential use. All of the Company's chairs are manufactured in a plant in Navasota, Texas, and are sold primarily to customers in Texas, California and Washington.

  Revenue Recognition

     The Company recognizes revenue at the time chairs are shipped to customers.

  Accounts Receivable

     Accounts receivable are stated net of all known uncollectible accounts. The Company uses historical experience to determine an allowance for doubtful accounts. At September 30, 1996, it was determined that no allowance was necessary. No single customer accounted for more than ten percent of the Company's sales during the nine months ended September 30, 1996, and no account receivable from any customer exceeded ten percent of total accounts receivable at September 30, 1996.

  Income Taxes

     No provision or benefit for federal income taxes has been included in these financial statements since taxable income or loss passes through to and is reported by the shareholders individually. At September 30, 1996, the net difference between the tax bases and the amounts recorded of assets and liabilities was approximately $121,000.

  Inventories

     Inventories at September 30, 1996 consist of the following:

Raw materials...............................................    $  387,129
Component parts.............................................       750,098
Finished goods, including demos.............................       552,974
                                                                ----------
                                                                $1,690,201
                                                                ==========

     Inventory is stated at average cost for purchased parts and average cost plus allocated labor and overhead for parts manufactured by the Company. All inventory is stated at the lower of cost or market value. During the nine months ended September 30, 1996, the Company purchased approximately 23% of its inventory from one supplier. This supplier is currently the only source of a key component of BodyBilt chairs.

                             BODYBILT SEATING, INC.

                                  (UNAUDITED)
                          SEPTEMBER 30, 1995 AND 1996

  Property, Plant, and Equipment

     Property, plant and equipment are stated at cost and depreciated using the straight-line method of depreciation. The assets are depreciated over the following estimated useful lives:

                                                              YEARS
                                                              -----
Buildings and improvements..................................   39
Furniture and fixtures......................................   10
Equipment...................................................   10
Vehicles....................................................    5
Computer equipment..........................................    5

     Effective January 1, 1996, the Company adopted SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Accordingly, in the event that facts and circumstances indicate that property and equipment, and intangible or other non-current assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future cash flows associated with the asset is compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value was necessary. Adoption of this standard did not have a material effect on the financial position or results of operations of the Company.

  Fair Value of Financial Instruments

     The carrying amounts of accounts receivable, employee and shareholder receivables, other current assets, accounts payable and accrued expenses approximate fair value because of the short maturity of those instruments. The estimated fair value of notes payable is equivalent to its carrying value due to the floating interest rate.

  Use of Estimates

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

NOTE 2 -- RELATED PARTY TRANSACTIONS

     During the nine-month period ended September 30, 1996, the Company paid Agrivest, Inc. (Agrivest), a corporation wholly-owned by the Company's president and director, a management fee of $45,000 for accounting and other administrative services provided. The Company paid consulting fees to Agrivest for additional management services of $53,750 during the same period.

     The Company leased vehicles and equipment from Agrivest and paid rentals of $3,133 during the nine-month period ended September 30, 1996.

     The brother of the Company's president and director assisted in the development of the Company's promotional literature. During the nine-month period ended September 30, 1996, payments of $291,173 were made to a company owned by this individual.

     During the nine-month period ended September 30, 1996, the Company purchased $10,000 of furniture and fixtures from a company owned by the brother of the Company's president and director.

                             BODYBILT SEATING, INC.

                                  (UNAUDITED)
                          SEPTEMBER 30, 1995 AND 1996

     Accounts payable to related parties at September 30, 1996 totaled $4,774.

NOTE 3 -- BARTER TRANSACTIONS

     During the nine-month period ended September 30, 1996, BodyBilt recorded sales of $487,114 and selling, general and administrative expenses of $422,559 related to agreements with various parties to exchange custom built ergonomic chairs for advertising and other goods and services. The exchanges are recorded at the fair value of the chairs (prices to its customers). Prepaid expenses and property, plant and equipment include $77,271 and $77,485, respectively related to barter transactions.

NOTE 4 -- NOTES PAYABLE

     Notes payable at September 30, 1996 consist of the following:

                                    INTEREST                   BALANCE AT
             PAYEE                    RATE        MATURITY      9/30/96             COLLATERAL
             -----               --------------   --------     ----------   --------------------------
The First National Bank of
  Bryan........................   Prime rate of      2000(1)   $  825,000   Accounts receivable,
                                 Texas Commerce                             inventory, property, plant
                                   Bank (8.25%)                             and equipment, and life
                                                                            insurance policy(2)

The First National Bank of
  Bryan........................   Prime rate of      2000         446,444   Property, plant and
                                 First National                             equipment and life
                                  Bank of Bryan                             insurance policy(2)
                                  + .75% (9.5%)

The First National Bank of
  Bryan........................   Prime rate of      2000          64,925   Equipment(2)
                                 First National
                                  Bank of Bryan
                                  + .75% (9.5%)

The First National Bank of
  Bryan........................   6.75% to 9.5%   1997 to         184,517   Vehicles(2)
                                                     2001

Richard Troutman,
  Shareholder..................              0%      2001(3)       75,000   Company stock
                                                               ----------
                                                               $1,595,886

Less amount due within one
  year.........................
                                                                  191,849
                                                               ----------
                                                               $1,404,037
                                                               ==========

                             BODYBILT SEATING, INC.

                                  (UNAUDITED)
                          SEPTEMBER 30, 1995 AND 1996

---------------

(1) Repayment of the line of credit requires monthly interest payments beginning July 30, 1996 until June 30, 1997, at which time equal monthly principal installments and interest are required until June 30, 2002, the maturity date. Effective June 30, 1996, the Company renewed its revolving loan agreement with a bank. Under the terms of the agreement, the Company may borrow up to $2,000,000, subject to a borrowing base limitation based on a percentage of eligible accounts receivable and qualified inventory. The revolving feature expires on June 30, 1997, at which time the revolving note payable converts to a term note with a final maturity date at June 30, 2002. Borrowings under the line of credit and any unpaid interest become payable immediately in the event of a substantial change in ownership or control of the Company. At September 30, 1996 unused amounts available under the revolving loan agreement were $1,175,000.

(2) Personally guaranteed by Mark McMillan, president and shareholder of the Company.

(3) As the personal guarantees by Mark McMillan are reduced below $75,000, repayment in amounts equal to the reduction in personal guarantees will begin.

     Notes payable are subject to various restrictive and affirmative covenants.

NOTE 5 -- COMMITMENTS AND CONTINGENCIES

     The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect of the Company's financial position, results of operations, or liquidity.

NOTE 6 -- SUBSEQUENT EVENTS

     The Company has entered into a merger agreement with ErgoBilt, Inc. (ErgoBilt) for the merger of the Company into a wholly-owned subsidiary of ErgoBilt, to be completed simultaneously with the closing of an offering of shares of common stock by ErgoBilt. As consideration for the merger, the shareholders of the Company will receive $17.6 million payable in a combination of cash (not to exceed $8.75 million), ErgoBilt common stock and ErgoBilt Series A Preferred stock. The cash portion of the consideration will be reduced by the anticipated distribution of approximately $4.4 million related to S corporation earnings to be made to the shareholders of the Company prior to the merger.

The Company intends to expand its retail distribution and explore new distribution channels, including catalog sales, telemarketing and the use of the Internet. The Company believes that the growth of the personal computer market and the increase in the number of home offices create an opportunity for the Company to market its ergonomic products directly to the end user.

     -------------------------------------------------------------------
     PHOTOGRAPH OF PROPOSED INTERNET WEB SITE DEPICTING NETSCAPE TOOLBAR
        AND OPTIONS BUTTONS AND CHAIR WITH 10 POSTURE CONTROL POINTS.
     -------------------------------------------------------------------

     -------------------------------------------------------------------
     PHOTOGRAPH OF PROPOSED INTERNET WEB SITE DEPICTING NETSCAPE TOOLBAR
              AND OPTIONS BUTTONS AND ERGOBILT LOGO AND DIAGRAM
                          OF ERGONOMIC WORKSTATION.
     -------------------------------------------------------------------

                                                                    ERGOBILT INC

             ------------------------------------------------------
             ------------------------------------------------------

  NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH STATE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS


                                              PAGE
                                              ----
Prospectus Summary..........................    3
Risk Factors................................    6
The Reorganization..........................   10
Recent Developments.........................   11
Use of Proceeds.............................   11
Dilution....................................   12
Capitalization..............................   13
Dividend Policy.............................   13
Selected Financial Data.....................   14
Selected Pro Forma Financial Data...........   15
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations................................   17
Business....................................   23
Management..................................   30
Certain Transactions........................   35
Principal Shareholders......................   37
Description of Capital Stock................   38
Shares Eligible for Future Sale.............   41
Underwriting................................   42
Legal Matters...............................   44
Experts.....................................   44
Additional Information......................   45
Index to Financial Statements...............  F-1


                            ------------------------


  UNTIL FEBRUARY 28, 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


             ------------------------------------------------------
             ------------------------------------------------------

             ------------------------------------------------------
             ------------------------------------------------------

                                1,700,000 Shares


                                 Ergobilt Logo
                                  Common Stock

                            ------------------------

                                   PROSPECTUS
                            ------------------------
                                CRUTTENDEN ROTH
                                  INCORPORATED

                              PRINCIPAL FINANCIAL
                                SECURITIES, INC.

                                February 3, 1997


             ------------------------------------------------------
             ------------------------------------------------------